Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Papa Murphy’s Holdings, Inc.

at

$6.45 Net Per Share

by

MTY Columbia Merger Sub, Inc.

a wholly owned subsidiary of

MTY Franchising USA, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THAT TIME THAT IS

ONE MINUTE FOLLOWING 11:59 P.M. (12:00 MIDNIGHT), EASTERN TIME,

ON WEDNESDAY, MAY 22, 2019, UNLESS THE OFFER IS EXTENDED OR

EARLIER TERMINATED.

MTY Columbia Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of MTY Franchising USA, Inc. (“MTY”), a Delaware corporation and a wholly owned subsidiary of MTY Food Group Inc. (“Parent”), is offering to purchase, subject to the satisfaction or waiver of certain conditions, including the Minimum Condition (as defined below), any and all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Papa Murphy’s Holdings, Inc., a Delaware corporation (“Papa Murphy’s”), at a price of $6.45 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of April 10, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among MTY, Purchaser and Papa Murphy’s. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Papa Murphy’s (the “Merger”), without a vote of the stockholders of Papa Murphy’s to adopt the Merger Agreement and consummate the Merger, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with Papa Murphy’s continuing as the surviving corporation (the “Surviving Corporation”) after the Merger and thereby becoming a wholly owned subsidiary of MTY.

As a result of the Merger, each Share that is outstanding immediately prior to the time the Merger becomes effective (other than Shares (i) owned by Papa Murphy’s as treasury stock, (ii) owned by Purchaser or irrevocably accepted for purchase by Purchaser in the Offer or (iii) held by Papa Murphy’s stockholders who are entitled to and properly demand and do not lose or withdraw their appraisal rights under the DGCL) will be converted automatically into the right to receive the Offer Price in cash, without interest and subject to any required withholding of taxes. Following the Merger, Papa Murphy’s will cease to be a publicly traded company.

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The board of directors of Papa Murphy’s (the “Papa Murphy’s Board”) has duly (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Papa Murphy’s and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared it advisable that Papa Murphy’s enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL; (iv) recommended that the stockholders of Papa Murphy’s tender their Shares in the Offer; and (v) to the extent necessary, take all actions necessary to have the effect of causing the Merger, the Merger Agreement, the Support Agreement (as defined below) and the transactions contemplated by the Merger Agreement and the Support Agreement not to be subject to any state takeover law or similar law, rule or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the HSR Condition. The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 251(h)(6) of the DGCL) and not properly withdrawn, together with any Shares owned by Purchaser or its affiliates, equals at least a majority of the outstanding Shares as of one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Wednesday, May 22, 2019 (the “Expiration Time,” unless Purchaser has extended the period during which the Offer is open in accordance with the terms of the Merger Agreement, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, will expire). For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded. The “HSR Condition” requires that all waiting periods (including all extensions thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), have expired or been terminated, and there is not in effect any voluntary agreement between Papa Murphy’s and the U.S. Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “DOJ Antitrust Division”) pursuant to which Papa Murphy’s has agreed not to consummate the transactions contemplated by the Merger Agreement for any period of time that has not yet passed. On Friday, April 19, 2019, the FTC granted early termination of the waiting period. As such, the HSR Condition has been satisfied. The Offer is also subject to other conditions described in Section 15—“Conditions of the Offer.” The conditions to the Offer must be satisfied or waived on or prior to the Expiration Time.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase, the Letter of Transmittal and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares in the Offer.

April 25, 2019

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which accompanies this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Co., LLC, in its capacity as depositary for the Offer (the “Depositary”), and deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal, or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Expiration Time, you may be able to tender your Shares using the accompanying Notice of Guaranteed Delivery (see Section 3—“Procedures for Accepting the Offer and Tendering Shares” for further details).

*    *    *    *    *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to D.F. King, as information agent for the Offer (the “Information Agent”), at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street – 22nd floor

New York, NY 10005

Banks and Brokers calls: (212) 269-5550

Stockholders and All Others Call Toll-Free- (800) 207-3159

Email address: frsh@dfking.com

For Confirmation: (212) 269-5552

Attention: Andrew Beck

SUMMARY TERM SHEET

The following are some of the key terms of the Offer, as well as certain questions that you, as a stockholder of Papa Murphy’s Holdings, Inc. (“Papa Murphy’s”), may have and answers to these questions. This summary term sheet highlights selected information from this Offer to Purchase, and as a result may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase, the Letter of Transmittal and other related materials (which, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and other related materials carefully and in their entirety.

The information concerning Papa Murphy’s contained herein and elsewhere in the Offer to Purchase has been provided to Purchaser and MTY by Papa Murphy’s or has been taken from, or is based upon, publicly available documents or records of Papa Murphy’s on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Purchaser and MTY have not independently verified the accuracy and completeness of such information.

Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser and, where appropriate, MTY.

Securities Sought:

Subject to certain conditions, including the satisfaction of the Minimum Condition (as described below), any and all of the outstanding shares of common stock of Papa Murphy’s, par value $0.01 per share (the “Shares”). For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time (as defined below) are excluded. See Section 1—“Terms of the Offer.”

Price Offered Per Share:	$6.45 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to any required withholding of taxes. See Section 1—“Terms of the Offer.”

Expiration Time of the Offer:

One minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Wednesday, May 22, 2019 (as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”). See Section 1—“Terms of the Offer.”

Withdrawal Rights:

You can withdraw your Shares at any time prior to one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Wednesday, May 22, 2019, unless the Offer is extended, in which case you can withdraw your Shares by the then-extended Expiration Time. You can also withdraw your Shares at any time after Monday, June 24, 2019, which is the 60th day after the date of commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not properly withdrawn. See Section 4—“Withdrawal Rights.”

Purchaser:

MTY Columbia Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of MTY Franchising USA, Inc., a Delaware corporation and a wholly owned subsidiary of MTY Food Group Inc. See Section 8—“Certain Information Concerning Purchaser, MTY and Parent.”

Who is offering to buy the Shares?

MTY Columbia Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of MTY Franchising USA, Inc. (“MTY”), a Delaware corporation and a wholly owned subsidiary of MTY Food Group Inc. (“Parent”), is offering to purchase any and all of the issued and outstanding Shares upon the terms and subject to the conditions contained in this Offer to Purchase. Purchaser was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Papa Murphy’s. See “Introduction” and Section 8—“Certain Information Concerning Purchaser, MTY and Parent.”

What securities are we offering to purchase?

We are making an offer to purchase any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See “Introduction” and Section 1—“Terms of the Offer.”

How much are we offering to pay and what is the form of payment?

We are offering to pay $6.45 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and the Letter of Transmittal. See “Introduction” and Section 1—“Terms of the Offer.”

Will Papa Murphy’s stockholders need to pay any fees or commissions?

If you are the record holder of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction” and Section 1—“Terms of the Offer.”

Why are we making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Papa Murphy’s. The Offer, as the first step in the acquisition of Papa Murphy’s, is intended to facilitate the acquisition of all outstanding Shares. We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of April 10, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among MTY, Purchaser and Papa Murphy’s. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into Papa Murphy’s (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with Papa Murphy’s continuing as the surviving corporation (the “Surviving Corporation”) after the Merger and thereby becoming a wholly owned subsidiary of MTY. Following the Merger, Papa Murphy’s will cease to be a publicly traded company. See “Introduction” and Section 12—“Purpose of the Offer; Plans for Papa Murphy’s.”

Is there an agreement governing the Offer?

Yes. MTY, Purchaser and Papa Murphy’s have entered into the Merger Agreement, which provides, among other things, for the terms and conditions of the Offer and the Merger. See “Introduction” and Section 11—“The Merger Agreement; Other Agreements.”

How does the Papa Murphy’s Board view the Offer?

The Papa Murphy’s Board has unanimously duly (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Papa Murphy’s and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared it advisable that Papa Murphy’s enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL; (iv) recommended that the stockholders of Papa Murphy’s tender their Shares in the Offer; and (v) to the extent necessary, adopted resolutions having the effect of causing the Merger, the Merger Agreement, the Support Agreement (as defined below) and the transactions contemplated by the Merger Agreement and the Support Agreement not to be subject to any state takeover law or similar law, rule or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

See “Introduction,” Section 10—“Background of the Offer; Past Contacts or Negotiations with Papa Murphy’s” and Section 11—“The Merger Agreement; Other Agreements.” A more complete description of the reasons for the Papa Murphy’s Board’s approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 of Papa Murphy’s that is being furnished or otherwise made available by Papa Murphy’s to its stockholders substantially contemporaneously with this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, the satisfaction or waiver of the following conditions (all such conditions collectively, the “Offer Conditions”):

•

the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 251(h)(6) of the DGCL) and not properly withdrawn, together with any Shares owned by Purchaser or its affiliates, equals at least a majority of the outstanding Shares as of the Expiration Time (the “Minimum Condition”); and

•

all waiting periods (including all extensions thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), have expired or been terminated, and there is not in effect any voluntary agreement between Papa Murphy’s and the U.S. Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “DOJ Antitrust Division”) pursuant to which Papa Murphy’s has agreed not to consummate the transactions contemplated by the Merger Agreement for any period of time that has not yet passed (the “HSR Condition”). On Friday, April 19, 2019, the FTC granted early termination of the waiting period. As such, the HSR Condition has been satisfied.

For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded.

Subject to the terms and conditions of the Merger Agreement and applicable laws, rules and regulations, any of the conditions to the Offer may be waived by Purchaser and MTY in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of Papa Murphy’s. See Section 1—“Terms of the Offer,” Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Offer—Terms and Conditions of the Offer” and Section 15—“Conditions of the Offer.”

Is the Offer subject to any financing condition?

No. There is no financing condition to the Offer. See “Introduction,” Section 1—“Terms of the Offer” and Section 9—“Source and Amount of Funds.”

Does Purchaser have the financial resources to pay for all of the Shares it is offering to purchase in the Offer?

Yes. We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger and the transactions contemplated by the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay the Papa Murphy’s stockholders whose Shares are converted into the right to receive a cash amount equal to the Offer Price in the Merger, (ii) pay for fees and expenses incurred by Purchaser and MTY related to the Offer and the Merger and (iii) pay for the amounts in respect of outstanding in-the-money Papa Murphy’s options and other equity awards, will be approximately $198 million.

MTY will provide Purchaser with sufficient funds to complete the Offer, the Merger and the other transactions contemplated by the Merger Agreement, funded with cash on hand and borrowings under the Credit Facility (as defined below). Neither the consummation of the Offer nor the consummation of the Merger is conditioned upon Purchaser’s or MTY’s receipt of financing. Purchaser will provide, and MTY will cause Purchaser to provide, to American Stock Transfer & Trust Co., LLC in its capacity as the paying agent (the “Paying Agent”), on a timely basis, the funds necessary to pay for any Shares that Purchaser becomes obligated to purchase pursuant to the Offer. See Section 9—“Source and Amount of Funds.”

Is the financial condition of Purchaser or MTY material or relevant to a decision to tender Shares in the Offer?

No, we do not believe the financial condition of Purchaser, MTY or their respective affiliates is material or relevant to your decision regarding whether to tender Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the consummation of the Offer (or the Merger) is not subject to any financing condition;

•	we will have sufficient funds available to us to consummate the Offer and the Merger; and

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger (i.e., the Offer Price).

See Section 9—“Source and Amount of Funds.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes, we may extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond August 8, 2019 (the “Outside Date”). We have agreed in the Merger Agreement that Purchaser will extend the Offer on one or more occasions (i) for the minimum period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer, and (ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, for periods of at least five business days (or such other duration as may be agreed to by MTY and Papa Murphy’s) per extension in order to permit the satisfaction of such Offer Condition(s), except that if the Minimum Condition is the only Offer Condition that has not been satisfied or waived, Purchaser will not be required to, but may in its sole discretion, extend the Offer for more than one such five business day extension. See “Introduction,” Section 1—“Terms of the Offer” and Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Offer—Extensions of the Offer” for more details on our ability to extend the Offer.

How will stockholders be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Co., LLC (the “Depositary”) of that fact and will make a public announcement of the extension not later than 9:00 a.m., Eastern Time, on the next business day after the day of the previously scheduled Expiration Time. See Section 1—“Terms of the Offer.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as soon as practicable following the consummation of the Offer without a subsequent offering period.

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. We have entered into a Support Agreement (the “Support Agreement”) with certain Papa Murphy’s stockholders (the “Supporting Stockholders”), pursuant to which the Supporting Stockholders have agreed, among other things, to tender all of their Shares in the Offer and take certain other actions in furtherance of the Merger. The Shares subject to the Support Agreement represent approximately 52% of the outstanding Shares as of April 10, 2019.

How long do stockholders have to decide whether to tender their Shares in the Offer?

You will have until the Expiration Time to decide whether to tender your Shares in the Offer, unless we extend the Offer pursuant to the terms of the Merger Agreement or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee will be excluded in calculating whether the Minimum Condition has been satisfied. As a result, you are encouraged to deliver your Shares and other required documents to make a valid tender by the Expiration Time. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Time. See Section 2—“Acceptance for Payment and Payment for Shares” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

How do stockholders tender their Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in this Offer to Purchase, in each case no later than the Expiration Time. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within two Nasdaq trading days using the accompanying Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within that two trading-day period, and for the tender to be counted toward satisfaction of the Minimum Condition, the Shares must be received by the Depositary prior to the Expiration Time.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. See “Introduction” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may stockholders withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), they may also be withdrawn at any time after June 24, 2019, which is the 60th day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not properly withdrawn. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares. See “Introduction” and Section 4—“Withdrawal Rights.”

How do stockholders withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written (or, with respect to certain eligible institutions, a facsimile transmission to (718) 234-5001) notice of withdrawal with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares. See “Introduction” and Section 4—“Withdrawal Rights.”

If a stockholder tenders its Shares, when and how will the stockholder get paid?

If the Offer Conditions as set forth in Section 15—“Conditions of the Offer” are satisfied or waived on or prior to the Expiration Time and Purchaser accepts your Shares for payment, we will pay you the Offer Price, which is an amount equal to the number of Shares you validly tendered and not properly withdrawn in the Offer multiplied by $6.45 in cash, without interest and subject to any required withholding of taxes, at or as promptly as practicable following (and in any event within three business days after) the date and time when Purchaser irrevocably accepts such Shares for payment, which will be at or promptly following the Expiration Time. See Section 2—“Acceptance for Payment and Payment for Shares.”

If a stockholder decides not to tender, how will the Offer affect that stockholder’s Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive, as a result of the Merger, the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, without interest and subject to any required withholding of taxes.

Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no vote of the stockholders of Papa Murphy’s will be required to adopt the Merger Agreement and consummate the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by a Merger if all the Shares are not tendered?

If the Offer is consummated and Purchaser acquires a majority of the outstanding Shares, then, in accordance with the terms of the Merger Agreement, Papa Murphy’s will complete the Merger without a vote of its stockholders to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition or any of the other Offer Conditions are not satisfied, Purchaser is not required to pay for and may delay the acceptance for payment of any Shares tendered pursuant to the Merger Agreement.

Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Papa Murphy’s, with Papa Murphy’s continuing as the Surviving Corporation in the Merger and thereby becoming a wholly owned subsidiary of MTY. As a result of the Merger, each Share issued and outstanding immediately before the time the Merger becomes effective (the “Effective Time”) (other than Shares (i) owned by Papa Murphy’s as treasury stock, (ii) owned by Purchaser or irrevocably accepted for purchase by Purchaser in the Offer or (iii) held by Papa Murphy’s stockholders who are entitled to and properly demand and do not lose or withdraw their appraisal rights under the DGCL) will be converted automatically into the right to receive the Offer Price in cash, without interest and subject to any required withholding of taxes. See “Introduction” and Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Merger Consideration.”

Upon the successful consummation of the Offer, will Papa Murphy’s continue as a public company?

If the Offer is consummated, the Merger will be completed as soon as practicable following the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder of Papa Murphy’s will be MTY. Immediately following the consummation of the Merger, MTY intends to cause Papa Murphy’s to delist the Shares from Nasdaq. In addition, MTY intends and will cause Papa Murphy’s to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met. See Section 12—“Purpose of the Offer; Plans for Papa Murphy’s” and Section 13—“Certain Effects of the Offer.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available to you in connection with the Offer. If, however, we accept Shares in the Offer and the Merger is completed, Papa Murphy’s stockholders will be entitled to appraisal rights in connection with the Merger with respect to Shares not tendered in the Offer if such stockholders properly perfect their right to seek appraisal under the DGCL. See Section 16—“Certain Legal Matters; Regulatory Approvals—Dissenters’ Rights.”

What is the market value of the Shares as of a recent date?

On April 10, 2019, the last full trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $4.89. On April 23, 2019, the reported closing sales price of the Shares on Nasdaq was $6.44. The Offer Price represents a premium of approximately 32% to the reported closing sales price of the Shares on Nasdaq on the last full trading day before the Merger Agreement was executed. The Offer Price also represents a premium of approximately 1.6% to the volume-weighted average price of the Shares on Nasdaq over the one-month period ended on April 23, 2019; and a premium of approximately 13.1% to the volume-weighted average price of the Shares on Nasdaq over the one-year period ended on April 23, 2019. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

What will happen to stock options in the Offer?

The Offer is made only for Shares and is not being made for any outstanding options to acquire Shares (“Options”). Pursuant to the Merger Agreement, as of the Effective Time, each Option outstanding immediately before the Effective Time, whether or not exercisable or vested, will be canceled and converted into the right to receive a cash amount (without interest and subject to any required withholding of taxes) equal to (i) the excess, if any, of the Offer Price over the applicable exercise price per Share of such Option, multiplied by (ii) the number of Shares subject to such Option. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Treatment and Payment of Papa Murphy’s Equity Awards.”

What will happen to restricted stock units in the Offer?

The Offer is made only for Shares and is not being made for any outstanding restricted stock units with respect to Shares (“RSUs”). Pursuant to the Merger Agreement, as of the Effective Time, all RSUs outstanding immediately before the Effective Time, whether or not vested, will be vested in full (except for RSUs subject to performance-based vesting, which, if not already earned, will vest at the target level applicable to such RSUs as of immediately prior to the Effective Time) and will be canceled and converted into the right to receive a cash amount (without interest and subject to any required withholding of taxes) equal to (i) the Offer Price, multiplied by (ii) the number of vested Shares subject to such RSUs. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Treatment and Payment of Papa Murphy’s Equity Awards.”

What will happen to restricted stock in the Merger?

Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each Share of restricted stock outstanding as of the Effective Time (“Restricted Stock”) will fully vest such that any applicable repurchase rights of Papa Murphy’s and other restrictions applicable to such Shares will lapse in full. As of the Effective Time, each such Share of Restricted Stock will be converted automatically into the right to receive the Offer Price in cash, without interest and subject to any required withholding of taxes. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Treatment and Payment of Papa Murphy’s Equity Awards.”

What are the United States federal income tax consequences of the Offer and the Merger?

In general, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. You are urged to consult your tax advisor regarding the particular tax consequences to you of tendering Shares for cash in the Offer or exchanging Shares for cash in the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. laws). See Section 5—“Certain United States Federal Income Tax Consequences” for a discussion of certain United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Who should stockholders talk to if they have additional questions about the Offer?

You may call D.F. King, the Information Agent for the Offer, toll-free at (800) 207-3159. Banks and brokers may call collect at (212) 269-5550 or email frsh@dfking.com.

INTRODUCTION

To the Holders of Papa Murphy’s Shares of Common Stock:

MTY Columbia Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of MTY Franchising USA, Inc., (“MTY”), a Delaware corporation and a wholly owned subsidiary of MTY Food Group Inc., (“Parent”), is offering to purchase, subject to the satisfaction or waiver of certain conditions, including the Minimum Condition (as defined below), any and all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Papa Murphy’s Holdings, Inc., a Delaware corporation (“Papa Murphy’s”), at a price of $6.45 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer and withdrawal rights will expire at one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Wednesday, May 22, 2019 (the “Expiration Time,” unless Purchaser has extended the period during which the Offer is open in accordance with the terms of the Merger Agreement, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, will expire), unless the Offer is earlier terminated. See Section 1—“Terms of the Offer.”

Tendering stockholders who are record owners of their Shares and tender directly to American Stock Transfer & Trust Co., LLC, as depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or nominee should consult such institution as to whether it charges any service fees or commissions. We will pay all charges and expenses of the Depositary, and D.F. King, as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the HSR Condition. The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 251(h)(6) of the DGCL) and not properly withdrawn, together with any Shares owned by Purchaser or its affiliates, equals at least a majority of the outstanding Shares as of the Expiration Time. For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded. The “HSR Condition” requires that all waiting periods (including all extensions thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), have expired or been terminated, and there is not in effect any voluntary agreement between Papa Murphy’s and the U.S. Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “DOJ Antitrust Division”) pursuant to which Papa Murphy’s has agreed not to consummate the transactions contemplated by the Merger Agreement for any period of time that has not yet passed. On Friday, April 19, 2019, the FTC granted early termination of the waiting period. As such, the HSR Condition has been satisfied. The Offer is also subject to other conditions described in Section 15—“Conditions of the Offer.” The conditions to the Offer must be satisfied or waived on or prior to the Expiration Time.

Subject to the terms and conditions of the Merger Agreement and applicable laws, rules and regulations, any of the conditions to the Offer may be waived by Purchaser and MTY in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of Papa Murphy’s. See Section 1—“Terms of the Offer” and Section 15—“Conditions of the Offer.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of April 10, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among MTY, Purchaser and Papa

Murphy’s. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Papa Murphy’s (the “Merger”) under the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with Papa Murphy’s continuing as the surviving corporation (the “Surviving Corporation”) after the Merger and thereby becoming a wholly owned subsidiary of MTY. See Section 1—“Terms of the Offer.”

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for all of the outstanding stock of a publicly listed Delaware corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, together with the stock otherwise owned by the consummating corporation or its affiliates equals at least the percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the tender offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the consummating corporation may effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to the Expiration Time, together with any Shares owned by Purchaser, equals at least a majority of the outstanding Shares, Papa Murphy’s does not anticipate seeking the approval of its remaining public stockholders before effecting the Merger. Section 251(h) also requires that the merger agreement provide that such merger be effected as soon as practicable following the consummation of the tender offer. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable following the consummation of the Offer and the satisfaction or waiver of the other conditions to the Merger set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied upon completion of the Merger), and in any event no later than the first business day following such satisfaction or waiver of such conditions, without a vote of the stockholders of Papa Murphy’s in accordance with Section 251(h) of the DGCL. See Section 12—“Purpose of the Offer; Plans for Papa Murphy’s.”

As a result of the Merger, each Share issued and outstanding immediately before the time the Merger becomes effective (the “Effective Time”) (other than Shares (i) owned by Papa Murphy’s as treasury stock, (ii) owned by Purchaser or irrevocably accepted for purchase by Purchaser in the Offer or (iii) held by Papa Murphy’s stockholders who are entitled to and properly demand and do not lose or withdraw their appraisal rights under the DGCL) will be converted automatically into the right to receive the Offer Price in cash, without interest and subject to any required withholding of taxes. All shares converted into the right to receive the Offer Price will be canceled and cease to exist. Following the Merger, Papa Murphy’s will cease to be a publicly traded company. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Merger Consideration” and Section 12—“Purpose of the Offer; Plans for Papa Murphy’s.”

The Papa Murphy’s Board has duly (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Papa Murphy’s and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared it advisable that Papa Murphy’s enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL; (iv) recommended that the stockholders of Papa Murphy’s tender their Shares in the Offer; and (v) to the extent necessary, adopted resolutions having the effect of causing the Merger, the Merger Agreement, the Support Agreement (as defined below) and the transactions contemplated by the Merger Agreement and the Support Agreement not to be subject to any state takeover law or similar law, rule or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

A more complete description of the Papa Murphy’s Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Papa Murphy’s (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), which is being furnished or otherwise made available by Papa Murphy’s to its stockholders in connection with the Offer substantially contemporaneously with this Offer to Purchase and will be filed by Papa Murphy’s with the U.S. Securities and Exchange Commission (the “SEC”). Papa Murphy’s stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under in the Schedule 14D-9 under “Background of the Offer” and “Reasons for Recommendation of the Board.” See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Recommendation.”

Papa Murphy’s has advised us that, as of the close of business on April 22, 2019, there were 17,029,528 Shares outstanding.

The Merger is subject to the satisfaction or waiver of certain conditions, including there being no judgment or other order issued by any court, governmental authority or self-regulatory organization that would enjoin or otherwise prohibit consummation of the Merger, and there being no legal action, arbitration or other civil or criminal proceeding instituted and pending by any governmental authority against MTY, Papa Murphy’s or their respective affiliates seeking to make illegal, delay materially or enjoin or otherwise prohibit consummation of the Merger. In addition, Purchaser must have irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Pursuant to the Merger Agreement, from and after the Effective Time, the directors of Purchaser immediately before the Effective Time will be the directors of the Surviving Corporation, and the officers of Papa Murphy’s on the date of the Merger Agreement will be (unless any such officer dies, resigns or is removed prior to the Effective Time) the officers of the Surviving Corporation. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.”

No appraisal rights are available in connection with the Offer. If, however, we accept Shares in the Offer and the Merger is completed, Papa Murphy’s stockholders will be entitled to appraisal rights in connection with the Merger with respect to Shares not tendered in the Offer if such stockholders comply with the applicable procedures described under Section 262 of the DGCL. Such stockholders will not be entitled to receive the Offer Price (without interest and subject to any required withholding of taxes), but instead will be entitled to receive only those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in order to exercise appraisal rights in connection with the Merger. See Section 16—“Certain Legal Matters; Regulatory Approvals—Dissenters’ Rights.”

Certain United States federal income tax consequences of the tender of Shares in the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”

This Offer to Purchase, the Letter of Transmittal and the other documents to which this Offer to Purchase refers contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

The Offer and withdrawal rights will expire at one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Wednesday, May 22, 2019, unless the Offer is extended or earlier terminated.

Upon the terms and subject to the satisfaction, or to the extent permitted, waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will, at or promptly following the Expiration Time, irrevocably accept for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time (as permitted under Section 4—“Withdrawal Rights”). The date and time of Purchaser’s irrevocable acceptance for payment of all Shares validly tendered and not properly withdrawn pursuant to the Offer is referred to as the “Acceptance Time.” Additionally, at or promptly (and in any event within three business days) following the Acceptance Time, Purchaser will pay for all such Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the HSR Condition. For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded (see Section 3—“Procedures for Accepting the Offer and Tendering Shares” for more information about these guaranteed delivery procedures). The Offer is also subject to other conditions described in Section 15—“Conditions of the Offer” (all such conditions collectively, the “Offer Conditions”). Subject to the terms and conditions of the Merger Agreement and applicable laws, rules and regulations, any of the conditions to the Offer may be waived by Purchaser and MTY in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of Papa Murphy’s. See Section 15—“Conditions of the Offer.”

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the conditions to the Offer have not been satisfied. See Section 15—“Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Termination of the Merger Agreement.”

Pursuant to the Merger Agreement, we may extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond the Outside Date. We have agreed in the Merger Agreement that Purchaser will extend the Offer on one or more occasions (i) for the minimum period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer, and (ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, for periods of at least five business days (or such other duration as may be agreed to by MTY and Papa Murphy’s) per extension in order to permit the satisfaction of such Offer Condition(s), except that if the Minimum Condition is the only Offer Condition that has not been satisfied or waived, Purchaser will not be required to, but may in its sole discretion, extend the Offer for more than one such five business day extension.

Pursuant to the Merger Agreement, we expressly reserve the right to increase the Offer Price, waive any Offer Condition or modify the terms of the Offer in a manner consistent with the terms of the Merger Agreement, except that, without the prior written consent of the Papa Murphy’s, we are not permitted to (i) reduce the maximum number of Shares we are seeking to purchase in the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Condition, (iv) impose conditions to the Offer that are in addition to the Offer Conditions, (v) modify or amend any existing Offer Conditions in a manner adverse to the holders of the Shares, (vi) extend or otherwise change the Expiration

Time (except as otherwise required or expressly permitted by the terms of the Merger Agreement), (vii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (viii) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of the Shares or in any manner that materially delays or unreasonably interferes with, hinders or impairs the consummation of the Offer, or (ix) terminate the Offer prior to its scheduled Expiration Time (unless the Merger Agreement is terminated in accordance with its terms).

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response. Accordingly, if, prior to the Expiration Time, Purchaser decreases the number of Shares being sought or changes the Offer Price, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such decrease or change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all Papa Murphy’s stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, a Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time (except that, when used in reference to the Merger Agreement, “business day” means any day other than a Saturday, a Sunday or a day on which the SEC or commercial banks in New York, New York are authorized or required by applicable law to close).

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the stockholders of Papa Murphy’s to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the DGCL.

Papa Murphy’s has provided Purchaser with Papa Murphy’s stockholder list and security position listing for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and the other Offer-related materials to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Papa Murphy’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and conditions of the Offer, at or as promptly as practicable following the Expiration Time, we will irrevocably accept for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time, and at or as promptly as practicable (and in any event within three business days) following the Acceptance Time, we will pay for all such Shares.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply with any applicable law or order. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

No alternative, conditional or contingent tenders will be accepted. In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depositary Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with American Stock Transfer & Trust Co., LLC in its capacity as the paying agent (the “Paying Agent”), who will receive payments from us and transmit such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for the Shares by reason of any extension of the Offer or any delay in making such payment for the Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and subject to the conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders

In order for a stockholder to validly tender Shares pursuant to the Offer, the following items must be received by the Depositary at the address set forth on the back cover of this Offer to Purchase prior to the Expiration Time: (i) the Letter of Transmittal, duly completed and validly executed in accordance with the instructions set forth therein, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, and (ii) either (A) the Certificates evidencing tendered Shares or (B) if such Shares are tendered pursuant to the procedure for book-entry transfer described below, a Book-Entry Confirmation.

Book-Entry Transfer

The Depositary has established an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at the address set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery

If you wish to tender your Shares pursuant to the Offer but cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•

a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) prior to the Expiration Time; and

•	the Certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the book-entry transfer facility), together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within two Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Time.

Guarantee of Signatures

No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•

the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Irregularities

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms, and subject to the conditions, of the Offer (and if the Offer is extended or amended, the terms of, or the conditions to, any such extension or amendment).

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser will determine. None of Purchaser, MTY, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment

By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided in this Offer to Purchase. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the stockholders of Papa Murphy’s, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the stockholders of Papa Murphy’s.

Information Reporting and Backup Withholding

Payments made to stockholders of Papa Murphy’s in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete, sign and return to the Depositary, the U.S. Internal Revenue Service (the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that (i) such stockholder is a United States person, (ii) the taxpayer identification number provided by such stockholder is correct, and (iii) such stockholder is not subject to backup withholding. Foreign stockholders should submit a properly completed and signed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other appropriate IRS Form W-8, a copy of which may be obtained from the Depositary or the IRS website at www.irs.gov, in order to avoid backup withholding. Such stockholders are urged to consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, as long as the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Wednesday, May 22, 2019, unless the Offer is extended, in which case you can withdraw your Shares at any time prior to the then-extended Expiration Time. You can also withdraw your Shares at any time after June 24, 2019, which is the 60th day after the date of commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not properly withdrawn.

For a withdrawal to be effective, a written (or, with respect to Eligible Institutions, a facsimile transmission) notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, MTY, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notice.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain material United States federal income tax consequences to stockholders upon the tender of Shares for cash pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a stockholder in light of its particular circumstances. In addition, this summary does not address the effects of the Medicare contribution tax on net investment income and does not describe any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction or consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any stockholder that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a stockholder subject to the alternative minimum tax provisions of the Code;

•	a stockholder that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a stockholder that has a functional currency other than the United States dollar;

•	a stockholder that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate;

•

any stockholder that beneficially owns, actually or constructively, or at some time during the five-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Shares;

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies; or

•	corporations that accumulate earnings to avoid United States federal income tax.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a stockholder that is a partner (including any owner of an interest in an entity or arrangement treated as a partnership for United States federal income tax purposes) in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such stockholders are urged to consult their own tax advisors regarding the tax consequences of tendering Shares for cash in the Offer or exchanging Shares for cash pursuant to the Merger.

This summary is based on the Code, the U.S. Department of Treasury regulations promulgated under the Code (the “Treasury Regulations”), and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out in this Offer to Purchase is intended only as a summary of certain material United States federal income tax consequences to stockholders. We urge you to consult your tax advisor regarding the particular tax consequences to you in connection with the Offer or the Merger in light of your particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-U.S. tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury Regulations.

Payments with Respect to Shares

The tender of Shares in the Offer for cash or the exchange of Shares pursuant to the Merger for cash will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the United States Holder’s adjusted tax basis in the Shares tendered or exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by a noncorporate taxpayer generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are significant limitations on the deductibility of capital losses.

Information Reporting and Backup Withholding

Proceeds from the tender of Shares in the Offer or the exchange of Shares pursuant to the Merger generally are subject to information reporting and may be subject to backup withholding at the applicable rate (currently, 24%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a United States Holder may be allowed as a refund or a credit against that United States Holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to non-United States Holders of Shares. The term “non-United States Holder” means a beneficial owner of

Shares that is not a United States Holder or a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes).

The following discussion applies only to non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business.

Payments with Respect to Shares

Payments made to a non-United States Holder with respect to Shares tendered for cash in the Offer or exchanged for cash pursuant to the Merger generally will not be subject to United States federal income tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the tender or exchange and certain other conditions are met, such non-United States Holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the tender or exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the non-United States Holder during the year.

Information Reporting and Backup Withholding

Proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger generally are subject to information reporting.

A non-United States Holder may be subject to backup withholding with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger, unless, generally, the non-United States Holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder is not a United States person, or the non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular stockholders. You are urged to consult your tax advisor regarding the particular tax consequences to you of tendering Shares for cash in the Offer or exchanging Shares for cash pursuant to the Merger in light of your particular circumstances, including the application and effect of any federal, state, local, non-U.S. or other laws.

6.	Price Range of Shares; Dividends.

The Shares are listed on Nasdaq under the symbol “FRSH.” Papa Murphy’s has advised us that, as of the close of business on April 22, 2019, 17,029,528 Shares were outstanding. The Shares have been listed on Nasdaq since May 2, 2014.

The following table sets forth the high and low sales prices per Share as reported on Nasdaq for the periods indicated:

	High	Low	Cash Dividends Declared
2019 Fiscal Year:
First Quarter (January 1, 2019—April 1, 2019)	$6.20	$4.42	—
Second Quarter, to date (April 2, 2019—April 23, 2019)	6.44	4.89	—
2018 Fiscal Year:
First Quarter (January 2, 2018—April 2, 2018)	$5.83	$4.65	—
Second Quarter (April 3, 2018—July 2, 2018)	5.75	4.41	—
Third Quarter (July 3, 2018—October 1, 2018)	5.71	5.03	—
Fourth Quarter (October 2, 2018—December 31, 2018)	5.43	4.32	—
2017 Fiscal Year:
First Quarter (January 3, 2017—April 3, 2017)	$5.32	$3.89	—
Second Quarter (April 4, 2017—July 3, 2017)	6.80	3.93	—
Third Quarter (July 4, 2017—October 2, 2017)	6.20	3.50
Fourth Quarter (October 3, 2017—January 1, 2018)	6.50	5.30

On April 10, 2019, the last full trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $4.89. On April 23, 2019, the reported closing sales price of the Shares on Nasdaq was $6.44. The Offer Price represents a premium of approximately 32% to the reported closing sales price of the Shares on Nasdaq on the last full trading day before the public announcement of the execution of the Merger Agreement. The Offer Price also represents a premium of approximately 1.6% to the volume-weighted average price of the Shares on Nasdaq over the one-month period ended on April 23, 2019; and a premium of approximately 13.1% to the volume-weighted average price of the Shares on Nasdaq over the one-year period ended on April 23, 2019. Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Merger Agreement provides that, from and after the date of the Merger Agreement and until the earlier of the Effective Time and the termination of the Merger Agreement, except with the prior written consent of MTY, as expressly contemplated or permitted pursuant to the Merger Agreement, as set forth in the Disclosure Letter (as defined below) or as required by applicable law, Papa Murphy’s will not make, declare or pay any dividend or distribution on any shares of its capital stock, including the Shares (other than dividends and distributions by wholly owned subsidiaries of Papa Murphy’s).

7.	Certain Information Concerning Papa Murphy’s.

Except as specifically set forth herein, the information concerning Papa Murphy’s contained in this Offer to Purchase has been taken from, or is based upon, information furnished by Papa Murphy’s or its representatives or publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Papa Murphy’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General

The following description of Papa Murphy’s and its business has been taken from Papa Murphy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and is qualified in its entirety by reference to such Annual Report on Form 10-K.

Papa Murphy’s is a franchisor and operator of the largest Take ‘N’ Bake pizza chain in the United States and the fifth largest pizza chain overall. Papa Murphy’s operates through a footprint of 1,437 stores as of

December 31, 2018, located in 37 states plus Canada and the Middle East. Of these stores, 92.6% are franchised and the remainder are Papa Murphy’s owned stores.

Papa Murphy’s was founded in 1981 and acquired a majority of the capital stock of PMI Holdings, Inc., its predecessor, in 2010. Papa Murphy’s completed its initial public offering in May 2014.

Papa Murphy’s principal executive offices are located at 8000 NE Parkway Drive, Suite 350, Vancouver, Washington 98662, and its telephone number is (360) 260-7272. Papa Murphy’s internet address is www.papamurphys.com. The information on Papa Murphy’s website is not a part of this Offer to Purchase and is not incorporated by reference into this Offer to Purchase.

Available Information

The Shares are registered under the Exchange Act. Accordingly, Papa Murphy’s is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Papa Murphy’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Papa Murphy’s securities, any material interests of such persons in transactions with Papa Murphy’s and other matters is required to be disclosed in proxy statements and periodic and current reports filed with the SEC. Such reports, proxy statements and other information are available on www.sec.gov.

8.	Certain Information Concerning Purchaser, MTY and Parent.

Purchaser

Purchaser, a Delaware corporation, is a wholly owned subsidiary of MTY and was formed solely for the purpose of facilitating the acquisition of Papa Murphy’s by MTY. To date, Purchaser has not carried on any activities other than those related to its formation, the Offer and the Merger. Upon consummation of the proposed Merger, Purchaser will merge with and into Papa Murphy’s and will cease to exist, with Papa Murphy’s continuing as the Surviving Corporation. The business address for Purchaser is 9311 East Via De Ventura, Scottsdale, AZ 85258 and its business telephone number is (480) 362-4800.

MTY

MTY, a Delaware corporation, whose activities primarily consist of franchising and operating corporate-owned locations in the United States and internationally.

MTY’s principal executive offices are located at 9311 East Via De Ventura, Scottsdale, AZ 85258 and its business telephone number is (480) 362-4800. MTY is a wholly owned subsidiary of Parent.

Parent

Parent, a Quebec, Canada-based corporation who operates as a franchisor in the quick service and casual dining food industry. Parent’s activities consist of franchising and operating corporate-owned locations as well as the sale of retail products under a multitude of banners. Parent also operates distribution centers and food processing plants, all of which are located in the province of Quebec. Parent has been operating for over 35 years and as of November 30, 2018, its brands collectively had 5,984 locations in operation, of which 5,919 were franchised or under operator agreements and the remaining 65 locations were operated by Parent.

Parent’s principal executive offices are located at 8210, route Transcanadienne, St. Laurent, QC, H4S 1M5, Canada, and its business telephone number is (514) 336-8885. Parent’s internet address is www.mtygroup.com.

Additional Information

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser, MTY and Parent are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, MTY or Parent or, to the best knowledge of Purchaser and MTY, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, MTY or Parent nor, to the best knowledge of Purchaser and MTY, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Purchaser, MTY or Parent or any of the persons so listed, (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares, or (ii) has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, MTY or Parent nor, to the best knowledge of Purchaser and MTY, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Papa Murphy’s (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser, MTY or Parent or, to the best knowledge of Purchaser and MTY, any of the persons listed in Schedule I to this Offer to Purchase, has had any business relationship or transaction with Papa Murphy’s or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser, MTY or Parent or to the best knowledge of Purchaser and MTY, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Papa Murphy’s or its subsidiaries, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or sale or other transfer of a material amount of assets during the past two years.

Available Information

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits, as well as other information filed by Purchaser and MTY with the SEC, are available on the SEC’s website at www.sec.gov. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free upon request from the Information Agent, whose contact information is set forth on the on the back cover of this Offer to Purchase.

9.	Source and Amount of Funds.

We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger and the transactions contemplated by the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay the Merger Consideration to the Papa Murphy’s stockholders whose Shares are converted into the right to receive a cash amount equal to Offer Price in the Merger, (ii) pay for fees and expenses incurred by Purchaser and MTY related to the Offer and the Merger and (iii) pay for the amounts in respect of outstanding in-the-money Papa Murphy’s options and other equity awards, will be approximately $198 million.

MTY will provide Purchaser with sufficient funds to complete the Offer, the Merger and the other transactions contemplated by the Merger Agreement, funded with cash on hand and borrowings under the Amended and Restated Credit Agreement (the “Credit Agreement”), dated August 29, 2017, among Parent and MTY, as Borrowers, The Toronto-Dominion Bank, as Canadian Agent and Syndication Agent, Toronto Dominion (Texas) LLC, as U.S. Agent, TD Securities, as Sole Lead Arranger and Bookrunner, Bank of Montreal, National Bank of Canada and The Bank of Nova Scotia, as Co-Documentation Agents, and the Revolving Lenders party thereto, as amended by the First Amending Agreement to the Credit Agreement, dated June 27, 2018, among Parent, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and Co-Syndication Agent, Bank of Montreal, National Bank of Canada and The Bank of Nova Scotia, as Co-Syndication Agents and Co-Documentation Agents, TD Securities, as Sole Lead Arranger and Bookrunner, and the Revolving Lenders party thereto and as further amended by the Second Amending Agreement to the Credit Agreement and Amending Agreement to the U.S. Guarantee and Security Agreement, dated February 19, 2019, among Parent and MTY, as Borrowers, The Toronto-Dominion Bank, as Canadian Agent and Co-Syndication Agent, Toronto Dominion (Texas) LLC, as U.S. Agent, Bank of Montreal, National Bank of Canada and The Bank of Nova Scotia, as Co-Syndication Agents and Co-Documentation Agents, TD Securities, as Sole Lead Arranger and Bookrunner, and the revolving Lenders Party thereto (together, the “Credit Facility”). The Credit Facility provides up to U.S.$500 million in borrowings on a revolving basis, the proceeds of which may be used to finance general corporate purposes and non-hostile acquisitions by MTY, among other things, and permits Parent and MTY, by notice to the Agents, to request an aggregate of U.S.$150 million in additional loan commitments at any time provided that no default has occurred and is continuing (the “Accordion Feature”). Parent and MTY intend to exercise the Accordion Feature prior to completion of the Offer. Borrowings under the Credit Facility are available through July 21, 2021 and may be borrowed in U.S. dollars or Canadian dollars. Pursuant to the Credit Facility, borrowings in U.S. dollars may bear interest at fixed or floating rates based on the Canadian or U.S. prime rate or LIBOR, respectively, and borrowings in Canadian dollars bear interest at a floating rate based on the Canadian prime rate. Borrowings under the Credit Facility are guaranteed by certain material subsidiaries of MTY and secured by first-priority liens on substantially all off the assets of MTY. The Credit Facility is subject to certain commitment fees in respect of the unutilized portion of the commitments of the lenders thereunder and certain fees in respect of letters of credit issued thereunder. The Credit Facility is also subject to customary covenants and restrictions and is secured by all of the assets of Parent, which include, among other assets, franchise agreements, license agreements and intellectual property of brands affiliated with Parent.

Neither the consummation of the Offer nor the consummation of the Merger is conditioned upon Purchaser’s or MTY’s receipt of financing. No alternative financing arrangement or alternative financing plans have been made. MTY does not currently have any plans or arrangements to finance or repay amounts borrowed under the Credit Facility. Purchaser will provide, and MTY will cause Purchaser to provide, to the Paying Agent, on a timely basis, the funds necessary to pay for any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

We believe the financial condition of Purchaser, MTY and their respective affiliates is not material or relevant to a decision by a holder of Shares regarding whether to tender such Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the consummation of the Offer (or the Merger) is not subject to any financing condition, (iii) we will have sufficient funds available to us to consummate the Offer and the Merger and (iv) if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger (i.e., the Offer Price).

10.	Background of the Offer; Past Contacts or Negotiations with Papa Murphy’s.

The information set forth below regarding Papa Murphy’s was provided by Papa Murphy’s, and none of Purchaser, MTY nor any of their respective affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Purchaser, MTY or their respective affiliates or representatives did not participate.

Background of the Offer

The following is a description of contacts between our representatives with representatives of Papa Murphy’s that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Papa Murphy’s activities relating to these contacts, please refer to its Schedule 14D-9 being furnished or otherwise made available to its stockholders substantially contemporaneously with this Offer to Purchase.

As part of its ongoing corporate strategy and business planning, MTY considers a variety of strategic options and potential transactions on a regular basis.

On October 23, 2018, in the context of a review of Papa Murphy’s strategic alternatives, North Point Advisors LLC, financial advisor to Papa Murphy’s (“North Point”) contacted Eric Lefebvre, Chief Executive Officer of MTY (“Mr. Lefebvre”) via telephone to inquire if MTY would be interested in a potential transaction with Papa Murphy’s. North Point also sent Mr. Lefebvre, via email, a preliminary “teaser” containing public information about Papa Murphy’s and its applicable business lines, and an accompanying form of non-disclosure agreement.

On October 30, 2018, MTY and Papa Murphy’s entered into a mutual confidentiality and non disclosure agreement, which included a standstill provision, to facilitate further discussion regarding a potential transaction and the exchange of information in connection therewith. Shortly thereafter, North Point provided MTY with a confidential information memorandum regarding Papa Murphy’s.

On November 7, 2018, Papa Murphy’s publicly announced that its Board of Directors was considering a range of financial and strategic alternatives to enhance shareholder value.

On November 19, 2018, North Point delivered a sale process letter to MTY on behalf of Papa Murphy’s, inviting MTY to submit a preliminary and non-binding proposal for a potential acquisition of Papa Murphy’s. The letter requested that the proposal be submitted by December 4, 2018, and address, among other things, price, transaction structure, financing sources, required approvals and expected timing to consummation of a transaction.

On November 21, 2018, MTY submitted a preliminary, non-binding indication of interest to acquire Papa Murphy’s reflecting a proposed valuation of $7.25 per share to be paid in cash, which valuation was based solely on information available in the confidential information memorandum or information otherwise publicly available, subject to completion of customary due diligence, negotiation of a mutually satisfactory definitive agreement, and other conditions. MTY also requested that Papa Murphy’s agree to negotiate a potential corporate transaction with MTY on an exclusive basis for 60 days.

On November 26, 2018, representatives of North Point contacted representatives of National Bank Financial Inc., as financial advisor to MTY (“NBF”), to discuss MTY’s non-binding indication of interest and other transaction matters, including due diligence. North Point indicated that Papa Murphy’s was not willing to grant exclusivity to MTY at this time.

From December 2018 through the signing of the transaction, North Point, together with Papa Murphy’s management and other advisors, made due diligence materials available to, and attended due diligence calls and meetings with, MTY, NBF and its other representatives. Throughout this period, MTY, NBF and its professional advisors engaged in due diligence of Papa Murphy’s and reviewed the due diligence materials provided by Papa Murphy’s.

On December 12, 2018, representatives of MTY and NBF attended a presentation in Vancouver, WA, by members of Papa Murphy’s management team regarding Papa Murphy’s finances, strategy and operations.

On December 18, 2018, North Point sent a draft merger agreement to representatives of MTY. The draft merger agreement provided for, among other things, (i) the transaction to be structured as a cash tender offer followed immediately by a back-end merger, (ii) exceptions to the definition of “Company Material Adverse Effect,” (iii) Papa Murphy’s ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or could reasonably be expected to lead to a superior proposal, (iv) Papa Murphy’s ability to accept a superior proposal after providing the buyer with a right to match such proposal and (v) a termination fee payable to MTY in certain situations.

On January 14, 2019, North Point delivered a letter to NBF, inviting MTY to submit a revised non-binding proposal for the acquisition of Papa Murphy’s by January 25, 2019.

On January 25, 2019, MTY provided Papa Murphy’s with a revised non-binding written indication of interest reflecting a decreased proposed valuation of $6.10 per share based on MTY’s completion of preliminary due diligence, payable in cash, subject to completion of business and confirmatory due diligence, a mutually satisfactory definitive agreement and exclusivity, among other conditions.

On January 28, 2019, North Point discussed with MTY its revised bid. North Point also discussed a possible counter proposal in light of the Papa Murphy’s preliminary operating results for the fourth fiscal quarter of 2018, which had exceeded prior expectations. North Point asked that MTY increase the purchase price. NBF indicated that they would discuss the proposal with MTY, reiterating MTY’s request for exclusivity with respect to an auction bid process. That same day, North Point provided MTY with the Papa Murphy’s preliminary operating results for the fourth fiscal quarter of 2018 and the full fiscal year of 2018.

On February 4, 2019, Papa Murphy’s publicly pre-released its preliminary 2018 fourth quarter and fiscal year results including improving sales trends and better than guidance performance.

On February 7, 2019, North Point shared with representatives of MTY the current drafts of Papa Murphy’s year-end financial statements and Annual Report on Form 10-K and held teleconferences with NBF to discuss the results and potential next steps.

On February 14, 2019, North Point held a call with NBF, during which North Point inquired as to MTY’s willingness to increase its offer price.

On February 25, 2019, NBF informed a representative of North Point that MTY was willing to increase its non-binding offer price to $6.35 per share, payable in cash.

On February 26, 2019, a representative of NBF sent a revised draft of the Merger Agreement to North Point. As part of the revised draft, it was communicated that MTY would require that certain stockholders and all officers and directors of Papa Murphy’s execute a tender and support agreement as a condition to MTY’s execution of the Merger Agreement.

On February 27, 2019, North Point held a teleconference with NBF to discuss the auction bid process and MTY’s revised indication of interest, including a discussion of MTY’s ability and willingness to further increase its bid price per share. NBF indicated that MTY would be prepared to increase its offer price to $6.45 per share if Papa Murphy’s granted MTY exclusivity with respect to the auction bid process.

On March 5, 2019, MTY affirmed in writing its willingness to offer a price of $6.45 per share if it was granted exclusivity with respect to the auction bid process. On the same day, a representative of North Point contacted representatives of NBF to discuss the material terms of MTY’s proposal. In the course of the conversation, the representative of North Point inquired as to MTY’s willingness to further increase its offer price. The representatives of NBF communicated to North Point that MTY would not be willing to increase its offer beyond $6.45 per share.

On March 6, 2019, North Point spoke with NBF regarding MTY’s proposed purchase price, including a request that MTY increase its proposed purchase price in light of, among other things, a competing higher per share offer. Following this conversation, MTY reiterated that it would not increase its proposed per share purchase price and that $6.45 was its best and final offer.

On March 11, 2019, representatives of Perkins Coie LLP (“Perkins Coie”), legal counsel to Papa Murphy’s, contacted representatives of Morrison & Foerster LLP (“Morrison & Foerster”), legal counsel to MTY, to arrange an introductory call. The representatives of Perkins Coie also indicated that they would discuss an exclusivity agreement with representatives of Morrison & Foerster after the meeting between representatives of Papa Murphy’s and MTY on March 14 and 15.

On March 13, 2019, a representative of Perkins Coie sent representatives of Morrison & Foerster a draft exclusivity agreement. From March 13, 2019 to March 20, 2019, representatives of Morrison & Foerster and Perkins Coie negotiated the exclusivity agreement and exchanged drafts of the exclusivity agreement, focusing on the length of the exclusivity term and the non-solicitation provisions.

On March 14, 2019, a representative of Perkins Coie sent a revised draft of the Merger Agreement to Morrison & Foerster.

On March 14 and 15, 2019, Mr. Lefebvre met with members of Papa Murphy’s senior management in Vancouver, WA to continue transaction discussions including a focus on finalizing operational and business due diligence.

On March 18, 2019, Mr. Lefebvre had a call with two franchisees of Papa Murphy’s to discuss business due diligence matters.

On March 21, 2019, a representative of Perkins Coie communicated to representatives of Morrison & Foerster and MTY that a special committee of the Board of Directors of Papa Murphy’s met and recommended that the Board of Directors of Papa Murphy’s approve the exclusivity agreement.

On March 22, 2019, MTY and Papa Murphy’s entered into the exclusivity agreement, pursuant to which, Papa Murphy’s would refrain from soliciting offers from other parties for a period of 30 days, ending on April 21, 2019.

On March 29, 2019, a representative of Morrison & Foerster sent to representatives of Perkins Coie a revised draft of the Merger Agreement and Support Agreement. The representative of Morrison & Foerster also sent to representatives of Perkins Coie a draft Guarantee whereby Parent would guarantee certain obligations of MTY and Purchaser under the Merger Agreement.

From March 29, 2019 through April 9, 2019, MTY, Papa Murphy’s and their respective advisors negotiated the Merger Agreement, the Support Agreement and the Guarantee and exchanged drafts of the same.

On April 10, 2019, MTY and Papa Murphy’s finalized the terms of the Merger Agreement, the Support Agreement and the Guarantee. Later that same day, a representative of Papa Murphy’s reported to MTY that the Papa Murphy’s Board had considered the proposed transaction and approved the Merger Agreement and the transactions contemplated thereby.

After the close of trading on Nasdaq on April 10, 2019 and the approval of the transaction by the Board of Directors of Purchaser, Parent and MTY, the Merger Agreement, the Support Agreement and the Guarantee were executed and delivered by the parties. The Merger Agreement provided for the commencement of a tender offer for all of the shares of Papa Murphy’s common stock at a price per share of $6.45, subject to customary conditions.

On the morning of April 11, 2019, prior to the opening of trading on Nasdaq, Parent and Papa Murphy’s issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of the tender offer.

Past Contacts, Transactions, Negotiations and Agreements

For information on the Merger Agreement and the other agreements between Papa Murphy’s and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Purchaser, MTY and Parent” and Section 11—“The Merger Agreement, Other Agreements—Other Agreements.”

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary of the Merger Agreement has been included to provide stockholders with information about its terms. It is not intended to provide any other factual disclosures about Purchaser, MTY, Papa Murphy’s or their respective affiliates, and it is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about Papa Murphy’s or the transactions contemplated by the Merger Agreement contained in public reports filed by Papa Murphy’s with the SEC. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Purchaser, MTY and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this section and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The representations, warranties and covenants of Papa Murphy’s contained in the Merger Agreement have been made solely for the benefit of MTY and Purchaser. In addition, such representations, warranties and covenants (1) have been made only for purposes of the Merger Agreement, (2) have been qualified by (a) matters specifically disclosed in certain reports filed by Papa Murphy’s with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made to MTY and Purchaser in the disclosure schedule delivered in connection with the Merger Agreement, (3) are subject to various materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors, (4) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (5) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Papa Murphy’s or its business. In addition, any such confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Papa Murphy’s or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Papa Murphy’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Papa Murphy’s, Purchaser, MTY, their respective affiliates and their respective businesses that is contained or incorporated by reference in the Schedule TO and related exhibits, including this Offer to Purchase, and the Schedule 14D-9 filed by Papa Murphy’s with the SEC on April 25, 2019, as well as in Papa Murphy’s other public filings.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer on or before April 25, 2019, and that, subject to the satisfaction or waiver of the Minimum Condition and the other conditions that are described in Section 15—“Conditions of the Offer,” Purchaser will, and MTY will cause Purchaser to, irrevocably accept for payment all Shares validly tendered and not properly withdrawn at or as promptly as practicable following the Expiration Time of the Offer, and pay for all such Shares at or promptly (and in any event within three business days) following such Acceptance Time. The initial Expiration Time of the Offer will be one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Wednesday, May 22, 2019.

Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15—“Conditions of the Offer.” The Offer Conditions are for the sole benefit of Purchaser and MTY, and, subject to the terms and conditions of the Merger Agreement and applicable laws, rules and regulations, Purchaser and MTY may waive any Offer Condition, in whole or in part at any time and from time to time in their respective sole discretion, other than the Minimum Condition, which may be waived by Purchaser and MTY only with the prior written consent of Papa Murphy’s. We expressly reserve the right to increase the Offer Price, waive any Offer Condition or modify the terms of the Offer in a manner consistent with the terms of the Merger Agreement, except that, without the prior written consent of Papa Murphy’s, we are not permitted to (i) reduce the maximum number of Shares we are seeking to purchase in the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Condition, (iv) impose conditions to the Offer that are in addition to the Offer Conditions, (v) modify or amend any existing Offer Conditions in a manner adverse to the holders of the Shares, (vi) extend or otherwise change the Expiration Time (except as otherwise required or expressly permitted by the terms of the Merger Agreement), (vii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act, (viii) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of the Shares or in any manner that materially delays or unreasonably interferes with, hinders or impairs the consummation of the Offer, or (ix) terminate the Offer prior to its scheduled Expiration Time (unless the Merger Agreement is terminated in accordance with its terms).

Extensions of the Offer. Pursuant to the Merger Agreement, we may extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond the Outside Date. We have agreed in the Merger Agreement that Purchaser will extend the Offer on one or more occasions: (i) for the minimum period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer, and (ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, for periods of at least five business days (or such other duration as may be agreed to by MTY and Papa Murphy’s) per extension in order to permit the satisfaction of such Offer Condition(s), except that if the Minimum Condition is the only Offer Condition that has not been satisfied or waived, Purchaser will not be required to, but may in its sole discretion, extend the Offer for more than one such additional extension.

Recommendation

Papa Murphy’s has represented in the Merger Agreement that the Papa Murphy’s Board, at a meeting duly called and held, has (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Papa Murphy’s and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared it advisable that Papa Murphy’s enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL; (iv) recommended that the stockholders of Papa Murphy’s tender their Shares in the Offer (such recommendation, the “Papa Murphy’s Board Recommendation”); and (v) to the extent necessary, adopted resolutions having the effect of causing the Merger, the Merger Agreement, the Support Agreement and the transactions contemplated by the Merger Agreement and the Support Agreement not to be subject to any state takeover law or similar law, rule or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

The Merger

The Merger Agreement provides that, following completion of the Offer, if applicable, and subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into Papa Murphy’s;

•	the separate corporate existence of Purchaser will cease and Papa Murphy’s will continue its corporate existence under the DGCL as the Surviving Corporation in the Merger; and

•	the Surviving Corporation will become a wholly owned subsidiary of MTY.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. At the Effective Time, the certificate of incorporation of Papa Murphy’s will be amended and restated to read in its entirety identically to the certificate of incorporation of Purchaser as in effect as of the date of the Merger Agreement (except that the name of the Surviving Corporation shall be Papa Murphy’s Holdings, Inc.), and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation. The bylaws of Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation (except as to the name of the Surviving Corporation). The directors of Purchaser immediately before the Effective Time will be the directors of the Surviving Corporation from and after the Effective Time until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s organizational documents and applicable law, and the officers of Papa Murphy’s on the date of the Merger Agreement will be (unless any such officer dies, resigns or is removed prior to the Effective Time) the officers of the Surviving Corporation from and after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s organizational documents and applicable law.

Merger Closing Conditions. The obligations of Purchaser and MTY, on the one hand, and Papa Murphy’s, on the other hand, to complete the Merger are each subject to the satisfaction or (to the extent permitted by law) the waiver of the following conditions:

•

no judgment or other order has been issued by any court, governmental authority or self-regulatory organization that enjoins or otherwise prohibits consummation of the Merger, and no legal action, arbitration or other civil or criminal proceeding is instituted and pending against MTY, Papa Murphy’s or their respective affiliates seeking to make illegal, delay materially or enjoin or otherwise prohibit consummation of the Merger; and

•	Purchaser has irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately before the Effective Time (other than Shares (i) owned by Papa Murphy’s as treasury stock, (ii) owned by Purchaser or irrevocably accepted for purchase by Purchaser in the Offer or (iii) held by Papa Murphy’s stockholders who are entitled to and properly demand and do not lose or withdraw their appraisal rights under the DGCL) will be converted automatically into and will thereafter represent only the right to receive the Offer Price in cash (the “Merger Consideration”) (without interest and subject to any required withholding of taxes). All Shares converted into the right to receive the Offer Price will be canceled automatically and cease to exist at the Effective Time.

Payment for Shares. At or prior to the Effective Time, MTY will deposit, and cause to be deposited, with the Paying Agent sufficient funds for the payment of the aggregate Merger Consideration to Papa Murphy’s stockholders.

Promptly after the Effective Time, MTY will cause the Paying Agent to mail to each holder of record of Shares a letter of transmittal and instructions for surrendering Certificates or providing a Book-Entry Confirmation in exchange for the Merger Consideration. The Paying Agent will promptly pay the Merger Consideration in respect of the number of Shares formerly evidenced by each Certificate or Book-Entry Confirmation, less any required withholding of taxes, upon receipt of (i) a surrendered Certificate or Book-Entry Confirmation representing the Shares and (ii) a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent. No interest will accrue or be paid on any amount payable upon surrender of a Certificate or Book-Entry Confirmation.

If any cash deposited with the Paying Agent is not claimed within one year after the Effective Time, such cash will be delivered to MTY upon demand. Thereafter, any holder of Shares who has not complied with the Certificate or Book-Entry Confirmation surrender procedures set forth in the Merger Agreement must look only to MTY and/or the Surviving Corporation, which will remain responsible for payment and issuance of the applicable Merger Consideration.

The transmittal instructions will include instructions if any Papa Murphy’s stockholder has lost its Certificate or if it has been stolen or destroyed. In that case, the stockholder will be required to provide an affidavit to that fact and, if reasonably required by the Surviving Corporation, execute and deliver a customary indemnity agreement to provide indemnity against any claim that may be made with respect to such Certificate.

Treatment and Payment of Papa Murphy’s Equity Awards. As of the Effective Time, all options to acquire Shares outstanding immediately before the Effective Time (“Options”) and all awards of restricted stock units outstanding immediately before the Effective Time (“RSUs”), in each case whether or not exercisable or vested, will be vested in full (except for unearned RSUs subject to performance-based vesting, which will vest at the target level applicable to such RSUs) and will be canceled and converted into the right to receive a cash amount (without interest and subject to any required withholding of taxes) equal to (i) in the case of Options, the excess, if any, of the Offer Price over the applicable exercise price per Share of each Option, multiplied by the number of Shares subject to such Option, and (ii) in the case of RSUs, the Offer Price (without interest and subject to any required withholding of taxes), multiplied by the number of vested Shares subject to the RSUs. Additionally, as of the Effective Time, any applicable repurchase rights of Papa Murphy’s and other restrictions applicable to each share of restricted stock outstanding as of the Effective Time (“Restricted Stock”) will lapse in full as of immediately before the Effective Time. As of the Effective Time, each such Share of Restricted Stock will be converted automatically into the right to receive the Offer Price in cash, without interest and subject to any required withholding of taxes.

As promptly as practicable following the Effective Time, and in any event no later than the third business day thereafter, MTY will cause the Surviving Corporation to pay to each former holder of Options and RSUs, through its payroll system, the amounts due and payable to such holder pursuant to the Merger Agreement in respect of such Options and RSUs (including any accrued and unpaid dividends and other distributions, including dividend equivalents).

Representations and Warranties

The Merger Agreement contains representations and warranties of Papa Murphy’s, Purchaser and MTY.

Some of the representations and warranties in the Merger Agreement made by Papa Murphy’s are qualified as to “materiality” or a “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” with respect to Papa Murphy’s means any fact, change, event or occurrence that, individually or in the aggregate, (i) has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations, assets or financial condition of Papa Murphy’s and its subsidiaries, taken as a whole or (ii) prevents or materially delays the consummation by Papa Murphy’s of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, except that a Material Adverse Effect does not include any such fact, change, event or occurrence relating to or arising from:

•

any national, international, or regional economic, financial, social or political conditions (including changes therein) in general, including the results of elections, trade disputes or the imposition of trade restrictions, tariffs or similar taxes (but only to the extent such conditions do not materially and disproportionately affect Papa Murphy’s or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

•

changes in any financial, credit, capital or securities markets or conditions, including any disruption thereof (but only to the extent such changes do not materially and disproportionately affect Papa Murphy’s or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

•

changes in interest, currency or exchange rates or the price of any commodity, security or market index (but only to the extent such changes do not materially and disproportionately affect Papa Murphy’s or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

•

changes in legal or regulatory conditions, including changes or proposed changes in laws, rules or regulations, United States generally accepted accounting principles or other accounting principles or requirements, or in standards, guidance, interpretations or enforcement thereof (but only to the extent such changes do not materially and disproportionately affect Papa Murphy’s or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

•

changes in Papa Murphy’s and its subsidiaries’ industries in general (but only to the extent such changes do not materially and disproportionately affect Papa Murphy’s or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

•	seasonal fluctuations in the business of Papa Murphy’s and its subsidiaries substantially consistent with prior such fluctuations;

•

any change in the market price or trading volume or ratings of any securities of Papa Murphy’s, or the change in, or failure of Papa Murphy’s to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to Papa Murphy’s or any of its subsidiaries for any period, including with respect to revenue, earnings, profit, cash flow or cash position, provided, that the underlying causes of such change or failure may, if they are not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred (but only to the extent such change or failure does not materially and disproportionately affect Papa Murphy’s or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

•	the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism, sabotage or military conflicts, whether or not pursuant to the declaration of an emergency or war (but only to the extent such occurrence, escalation, outbreak or worsening does not materially and disproportionately affect Papa Murphy’s or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

•

the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any epidemic, pandemic or other similar outbreak, including any non-human epidemic, pandemic or other similar outbreak, or any other national, international or regional calamity (but only to the extent such existence, occurrence or continuation does not materially and disproportionately affect Papa Murphy’s or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

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outbreaks of food contamination or food-borne illness (but only to the extent such outbreaks do not materially and disproportionately affect Papa Murphy’s or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

•

any legal action, arbitration or other civil or criminal proceeding arising from or relating to the Merger Agreement or the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

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the execution, announcement, performance or existence of the Merger Agreement, the identity of MTY or its affiliates, the taking or not taking of any action to the extent required by the Merger Agreement, or the pendency or contemplated consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, including any actual or potential loss or impairment of any contract or relationship with any supplier, investor, landlord, franchisee, partner, employee or other business relation due to any of the foregoing (provided that this exception will not apply to references to “Material Adverse Effect” in certain specified representations and warranties of Papa Murphy’s regarding its authority and authorization of the Merger Agreement and the Offer, the Merger and the other transactions contemplated thereby, certain recommendations of the Papa Murphy’s Board, authorizations by governmental authorities with respect to the Merger Agreement and the Offer, the Merger and the other transactions contemplated thereby and non-contravention of certain other documents, agreements and applicable laws);

•	compliance by Papa Murphy’s and its subsidiaries with the terms of the Merger Agreement, including the failure to take any action restricted by the Merger Agreement;

•	any actions taken, or not taken, with the consent, waiver or at the request of MTY; or

•	any effect that is cured by the Papa Murphy’s prior to the termination of the Merger Agreement.

In the Merger Agreement, Papa Murphy’s has made customary representations and warranties to Purchaser and MTY with respect to certain matters related to Papa Murphy’s and its subsidiaries, including:

•	corporate matters, such as organization, standing, qualification to do business and corporate power;

•	its authority and authorization of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	certain recommendations of the Papa Murphy’s Board;

•	the enforceability of the Merger Agreement against Papa Murphy’s;

•	its subsidiaries;

•	the absence of authorizations by governmental authorities required with respect to the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	non-contravention of certain other documents, agreements and applicable laws;

•	its capitalization;

•	public SEC filings made by Papa Murphy’s;

•	its financial statements and internal controls;

•	compliance by Papa Murphy’s with the applicable rules and regulations of Nasdaq;

•	the absence of undisclosed liabilities and off-balance sheet arrangements;

•	the absence of certain changes or events since December 31, 2018;

•	the absence of litigation;

•	material contracts to which Papa Murphy’s and its subsidiaries are parties;

•	its employee benefit plans and related matters;

•	labor relations and employee matters;

•	tax matters;

•	environmental matters;

•	intellectual property;

•	privacy and data protection matters;

•	real property;

•	insurance;

•	franchise matters;

•	quality and safety of food and beverage products;

•	compliance with laws and permits;

•	anti-corruption matters;

•	Papa Murphy’s interest rate swaps and currency exchange swaps;

•	affiliate transactions;

•	opinions of Papa Murphy’s financial advisor with respect to the fairness of the Offer Price;

•	finders’ and brokers’ fees and expenses;

•	the inapplicability of certain state takeover laws to the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and

•	the absence of certain antitakeover agreements or plans.

In the Merger Agreement, Purchaser and MTY have made customary representations and warranties to Papa Murphy’s with respect to certain matters related to Purchaser and MTY, including:

•	corporate matters, such as organization, standing, qualification to do business and corporate power;

•	Purchaser’s and MTY’s authority and authorization of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	the enforceability of the Merger Agreement against Purchaser and MTY;

•	the absence of authorizations by governmental authorities required with respect to the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	non-contravention of certain other documents, agreements and applicable laws;

•	Purchaser’s capitalization and operations;

•	no ownership of Shares by Purchaser or MTY;

•	the sufficiency and availability of funding to complete the transactions contemplated by the Merger Agreement;

•	enforceability of the Guarantee (as defined below);

•	the absence of arrangements with management and principal stockholders of Papa Murphy’s;

•	the absence of litigation;

•	finders’ and brokers’ fees and expenses; and

•	Purchaser’s and MTY’s independent investigation of Papa Murphy’s business, operations, assets and financial condition.

None of the representations and warranties contained in the Merger Agreement will survive the Merger.

Conduct of the Business of Papa Murphy’s

The Merger Agreement provides that, except with the prior written consent of MTY, as permitted pursuant to the Merger Agreement, as set forth in the Disclosure Letter or as required by applicable law, from and after the date of the Merger Agreement and until the earlier of the Effective Time and the termination of the Merger Agreement, (i) Papa Murphy’s is required, and required to cause each of its subsidiaries, to conduct its operations in all material respects in the ordinary course of business consistent with past practice, and (ii) is not permitted, and will not permit any of its subsidiaries, to take any of the following actions (subject to the thresholds, materiality standards, carve-outs and exceptions specified in the Merger Agreement):

•	amend any of the organizational documents of Papa Murphy’s or of any subsidiary of Papa Murphy’s;

•	make, declare or pay any dividend or distribution on any shares of its capital stock, other than dividends and distributions by wholly owned subsidiaries of Papa Murphy’s;

•	adjust, split, combine or reclassify any of its capital stock;

•	redeem, purchase or otherwise acquire any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•	grant any right or option to acquire any shares of its capital stock;

•	issue, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•

increase the compensation or benefits payable or to become payable to any of its directors, officers or certain of its employees, other than increases in base compensation in the ordinary course of business consistent with past practice to certain employees in conjunction with regular annual pay increases;

•	establish, adopt, enter into, amend, renew or terminate any material employee benefit plan, agreement, policy, program or commitment (including any severance or retention agreement);

•	adopt, enter into, amend or terminate any collective bargaining agreement or other similar arrangement relating to union or organized employees;

•	take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, employees or other service providers;

•	terminate the employment of any of its executive officers, other than for cause;

•	hire any employee who is an executive officer;

•

acquire, whether by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof or any assets that are material, individually or in the aggregate, to Papa Murphy’s and its subsidiaries, taken as whole;

•	sell, lease, license, abandon or dispose of any of its material assets, including the capital stock of subsidiaries of Papa Murphy’s;

•	pledge, encumber or grant liens on any of its assets;

•	make loans, capital contributions, advances to or investments in any natural person, entity or organization;

•	incur, assume or guarantee new indebtedness;

•	enter into, amend, terminate or waive any material rights or obligations under any material contract of Papa Murphy’s or any of its subsidiaries;

•	enter into any new line of business outside its existing business as of the date of the Merger Agreement;

•	make certain capital expenditures;

•	merge or consolidate with any entity or organization or adopt a plan of liquidation, dissolution or consolidation, restructuring or recapitalization;

•	enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of shares of its capital stock;

•

change its accounting methods, policies or procedures other than as required by United States generally accepted accounting principles, applicable laws, rules or regulations or by any court, governmental authority or self-regulatory organization;

•	waive, release, assign, settle or compromise any material legal action, arbitration or other civil or criminal proceeding;

•	cancel or terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect, any insurance policy;

•

make, change or revoke any material tax election, change any annual tax accounting period, adopt or change any material method of tax accounting, file certain tax returns or amend, refile or otherwise revise any previously filed tax returns, enter into any closing agreement, settle or compromise any material tax claim or assessment, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material taxes, or enter into any material tax sharing, allocation, indemnity or similar agreements or arrangements;

•	enter into, adopt or authorize the adoption of any stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan;

•

take any action or omit to take any action the result of which would reasonably be expected to materially and adversely impair or materially delay or impede the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement; or

•	agree in writing to do any of the foregoing.

Conduct of Purchaser and MTY

The Merger Agreement provides that, except with the prior written consent of Papa Murphy’s, as expressly required or permitted pursuant to the Merger Agreement, as required by applicable law or to comply with any notice from a court, governmental authority or self-regulatory organization, from and after the date of the Merger Agreement and prior to the earlier of the Effective Time and the termination of the Merger Agreement, neither Purchaser nor MTY is permitted to (i) take any action or omit to take any action the result of which would reasonably be expected to materially and adversely impair or materially delay or impede the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (ii) authorize any of, or commit or agree, in writing or otherwise, to take any such action.

No Solicitation

From and after the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement, except as otherwise expressly permitted by the Merger Agreement, Papa Murphy’s is not permitted to, and is required to cause each of its subsidiaries and each of its and their officers, directors and employees not to and use its reasonable best efforts to cause its other representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (ii) enter into, continue or otherwise participate in any discussions with, or furnish any non-public information with respect to Papa Murphy’s or any of its subsidiaries to, any person in connection with a Takeover Proposal (other than to state that it is not permitted to have discussions) or (iii) execute or enter into any letter of intent, agreement in principle or contract with respect to a Takeover Proposal (other than an Acceptable Confidentiality Agreement) (or publicly propose to do any of the foregoing). Additionally, Papa Murphy’s is required to, and is required to cause each of its subsidiaries and each of its and their officers, directors and employees to and use its reasonable best efforts to cause its other representatives to (x) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person (other than MTY and its subsidiaries) conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal, (y) immediately terminate access by any third party to any physical or electronic data room relating to any Takeover Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal and (z) promptly request that each person promptly return or destroy all non-public information previously furnished to such person or any of its representatives in accordance with the terms of the confidentiality or similar agreement in place with such person.

For purposes of this Offer to Purchase and the Merger Agreement:

•

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Papa Murphy’s and a person making a Takeover Proposal entered into prior to the date of the Merger Agreement, or if entered into on or after the date of the Merger Agreement, on terms no less favorable (except with respect to standstill provisions) to Papa Murphy’s than those contained in the Confidentiality Agreement (as defined below).

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“Intervening Event” means any material event, fact, circumstance, development or occurrence that (i) was not known to, or reasonably foreseeable by, the Papa Murphy’s Board as of or prior to the date of the Merger Agreement, and (ii) becomes known to the Papa Murphy’s Board prior to the Acceptance Time.

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“Superior Proposal” means any bona fide written Takeover Proposal (provided that references to “20%” in the definition of Takeover Proposal are deemed to be references to “50%” for purposes of this definition of “Superior Proposal”) that was not solicited in, and did not otherwise result from, a violation of Section 5.4 (No Solicitation) of the Merger Agreement that the Papa Murphy’s Board or any committee or subcommittee thereof has determined in its good faith judgment (i) would be more favorable to the stockholders of Papa Murphy’s from a financial point of view than the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (ii) is reasonably likely to be consummated, taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of the Merger Agreement.

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“Takeover Proposal” means any proposal or offer relating, directly or indirectly, to (i) a merger, consolidation, spin-off, share exchange (including a split-off) or business combination involving 20% or more of the capital stock of Papa Murphy’s or consolidated assets of Papa Murphy’s and its subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of assets representing 20% or more of the consolidated assets, revenues or gross profits of Papa Murphy’s and its subsidiaries, taken as a whole, (iii) a purchase or other acquisition or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of Papa Murphy’s, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of Papa Murphy’s or (v) any other transaction having a similar effect to those described in clauses (i) through (iv) above.

Response to Takeover Proposals

Generally, notwithstanding any provision of the Merger Agreement to the contrary, at any time after the date of the Merger Agreement until the Acceptance Time, and following Papa Murphy’s receipt of a Takeover Proposal that did not arise out of a material breach of the “No Solicitation” provisions described immediately above, Papa Murphy’s may:

•	participate in discussions regarding such Takeover Proposal solely to clarify the terms of such Takeover Proposal; and

•

if the Papa Murphy’s Board determines in good faith (i) that such Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (ii) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (x) and (y) below with respect to such Takeover Proposal would be reasonably likely to be inconsistent with its fiduciary duties, then Papa Murphy’s may, in response to such Takeover Proposal, (x) furnish access and information (including non-public information) with respect to Papa Murphy’s and any of its subsidiaries to the person who has made such Takeover Proposal and its representatives, pursuant to an Acceptable Confidentiality Agreement, so long as any written material non-public information provided under this clause (x) has previously been provided to MTY or is provided to MTY substantially concurrently with the time it is provided to such person, and (y) participate in discussions and negotiations regarding such Takeover Proposal.

Papa Murphy’s Board’s Recommendation; Adverse Recommendation Changes

Except as set forth in the Merger Agreement, the Papa Murphy’s Board (or a committee thereof) is not permitted to (i) withdraw, modify or amend, or publicly propose to withdraw, modify or amend, the Papa Murphy’s Board Recommendation in any manner adverse to MTY, (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, a Takeover Proposal, (iii) fail to include the Papa Murphy’s Board Recommendation in the Schedule 14D-9 or, if any Takeover Proposal has been made public, fail to reaffirm the Papa Murphy’s Board Recommendation upon request of MTY within the earlier of three business days prior to the then scheduled expiration date or five business days after MTY requests such reaffirmation with respect to such Takeover Proposal (any action described in clauses (i) through (iii) being referred to as an “Adverse Recommendation Change”) or (iv) approve, recommend or allow Papa Murphy’s to enter into any letter of intent, agreement in principle or contract relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement) (such a letter of intent, agreement in principle or contract, an “Acquisition Agreement”).

Notwithstanding the foregoing or any other provisions of the Merger Agreement to the contrary, the Papa Murphy’s Board may, at any time before the Acceptance Time and in response to a Superior Proposal received by the Papa Murphy’s Board after the date of the Merger Agreement, make an Adverse Recommendation Change or terminate the Merger Agreement to enter into an Acquisition Agreement or authorize, resolve, agree or propose publicly to take any such action, but only if:

•	the Superior Proposal was not solicited, and Papa Murphy’s did not otherwise breach any of its obligations under Section 5.4(a) (No Solicitation) of the Merger Agreement in any material respect;

•	the Papa Murphy’s Board has determined in good faith, after consultation with its outside legal and financial advisors, that failure to do so would be inconsistent with its fiduciary duties;

•

Papa Murphy’s has first provided at least four business days’ prior written notice to MTY that Papa Murphy’s is prepared to make an Adverse Recommendation Change or terminate the Merger Agreement to enter into an Acquisition Agreement with respect to a Superior Proposal, which notice must include the material terms and conditions of and a copy of the written definitive agreements providing for the transaction that constitutes such Superior Proposal;

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during such four business day period, Papa Murphy’s has negotiated with MTY in good faith (to the extent MTY desires to so negotiate) to enable MTY to propose in writing such adjustments in the terms and conditions of the Merger Agreement and related documents so that such Superior Proposal ceases to constitute a Superior Proposal; and

•

following the end of such four business day period (provided, that any material change to the financial or other material terms and conditions of such Superior Proposal will require an additional notice to MTY and a new three business day period), and after considering such negotiations and any adjustments in the terms and conditions of the Merger Agreement and related documents that have been agreed to in writing by MTY, the Papa Murphy’s Board has determined in good faith that, after consultation with its financial advisor, such Superior Proposal continues to constitute a Superior Proposal.

Additionally, and notwithstanding the foregoing or any other provisions of the Merger Agreement to the contrary, the Papa Murphy’s Board may, at any time before the Acceptance Time, make an Adverse Recommendation Change in response to an Intervening Event, but only if:

•	the Papa Murphy’s Board has determined in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties;

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Papa Murphy’s has first provided at least four business days’ prior written notice to MTY that Papa Murphy’s is prepared to make an Adverse Recommendation Change, which notice must specify in reasonable detail the Intervening Event and the basis upon which Papa Murphy’s proposes to make an Adverse Recommendation Change;

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during such four business day period, Papa Murphy’s has negotiated with MTY in good faith (to the extent MTY has requested to so negotiate) for a period of not less than three business days to enable MTY to propose in writing such adjustments in the terms and conditions of the Merger Agreement and related documents so that the failure to make such Adverse Recommendation Change would no longer be inconsistent with the Papa Murphy’s directors’ exercise of their fiduciary duties; and

•

following the end of such four business day period, and after considering such negotiations and any adjustments in the terms and conditions of the Merger Agreement and related documents that have been agreed to in writing by MTY, the Papa Murphy’s Board has determined that, after consultation with its outside legal counsel, the failure to make such Adverse Recommendation Change continues to be inconsistent with the Papa Murphy’s directors’ exercise of their fiduciary duties.

The Merger Agreement does not prohibit Papa Murphy’s, the Papa Murphy’s Board or any committee or subcommittee thereof from complying with Rules 14d-9 and 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from making any disclosure to the stockholders of Papa Murphy’s if the Papa Murphy’s Board determines, in good faith after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties or such disclosure is otherwise required under applicable laws, rules or regulations. Further, the Merger Agreement expressly provides that in no event will the issuance of a “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable laws, rules or regulations) constitute an Adverse Recommendation Change.

Employee and Employee Benefit Matters

In the Merger Agreement, MTY has agreed that, as of the Effective Time and through December 31, 2019, it will, or will cause the Surviving Corporation or any of their respective subsidiaries or affiliates to, provide to each individual who is an employee of Papa Murphy’s or any of its subsidiaries immediately prior to the Effective Time and who remains employed by the Surviving Corporation, MTY or any of their subsidiaries or affiliates (each, an “Employee”) (i) a base salary or an hourly wage rate, as applicable, that is not less than that provided to such Employee immediately prior to the Effective Time, (ii) cash incentive pay opportunities for performance periods ending during the period from the Effective Time through December 31, 2019, including bonus and commission opportunities, but not including equity and equity-based awards, that are not less than those provided to such Employee immediately prior to the Effective Time, and (iii) other compensation and employee benefits (excluding equity and equity-based awards) that are, in the aggregate, no less favorable than those provided to such Employee under the compensation and employee benefit plans, programs, policies, agreements, arrangements and practices of Papa Murphy’s and its subsidiaries in effect immediately prior to the Effective Time. Notwithstanding the foregoing, after the Effective Time, nothing in the Merger Agreement will preclude the Surviving Corporation, MTY or any of their respective subsidiaries or affiliates from terminating the employment of any Employee for any lawful reason, or from entering into an agreement with an Employee to accept compensation other than as described above.

The Merger Agreement provides that MTY, the Surviving Corporation and their respective subsidiaries and affiliates are required to treat, and will cause each plan, agreement, program, policy and arrangement sponsored or maintained by MTY, the Surviving Corporation or any of their respective subsidiaries or affiliates following the Effective Time and in which any Employee (or the spouse, domestic partner or dependent of any Employee) participates or is eligible to participate (each, a “New Plan”) to treat, for all purposes (but not for benefit accrual purposes, except for paid time off and severance), all service with Papa Murphy’s and its subsidiaries (and any predecessor employers if Papa Murphy’s or any of its subsidiaries or any Papa Murphy’s benefit plan provides past service credit) as service with MTY, the Surviving Corporation and their respective subsidiaries and affiliates, except that such service need not be counted to the extent it would result in duplication of benefits, and such service need only be credited to the same extent and for the same purpose as such service was credited under the corresponding Papa Murphy’s benefit plan. MTY, the Surviving Corporation and their respective subsidiaries and affiliates will use commercially reasonable efforts to cause each New Plan that is a “welfare benefit plan” under applicable law, (i) to waive any and all eligibility waiting periods, actively-at-work requirements, evidence of insurability requirements, pre-existing condition limitations and other exclusions and limitations regarding the Employees and their spouses, domestic partners and dependents to the extent waived, satisfied or not included under the corresponding Papa Murphy’s benefit plan, and (ii) to recognize for each Employee for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such New

Plan any deductible, co-payment and out-of-pocket expenses paid by such Employee and his or her spouse, domestic partner and dependents under the corresponding Papa Murphy’s benefit plan during the plan year of such Papa Murphy’s benefit plan in which occurs the later of the Effective Time and the date on which such Employee begins participating in such New Plan.

MTY will, or will cause the Surviving Corporation or any of their respective subsidiaries and affiliates to, (i) allow each Employee to use any earned but unused paid time off to which the Employee is entitled pursuant to the applicable Papa Murphy’s policy or individual agreement or other arrangement applicable to such Employee immediately prior to the Effective Time, and (ii) if any Employee’s employment terminates during the period from the Effective Time through December 31, 2019 under circumstances entitling the Employee to severance pay, or as otherwise required by applicable laws, pay the Employee, in cash, an amount equal to the value of his or her earned and unused paid time off.

Indemnification and Insurance

From and after the Effective Time, the Surviving Corporation is required to, and MTY is required to cause the Surviving Corporation to, in each case to the fullest extent permitted under applicable laws, rules and regulations, (i) indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee, agent or fiduciary of Papa Murphy’s or of a subsidiary of Papa Murphy’s (each, an “Indemnitee”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs and expenses, including fees and expenses of legal counsel, in connection with any legal action, arbitration or other civil or criminal proceeding, whenever asserted, based on or arising out of, in whole or in part, the fact that an Indemnitee is or was a director, officer, employee, agent or fiduciary of Papa Murphy’s or such subsidiary or was acting in such capacity, or acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of Papa Murphy’s or such subsidiary or taken at the request of Papa Murphy’s or such subsidiary, in each case at, or at any time prior to, the Effective Time (including any legal action, arbitration or other proceeding relating in whole or in part to the Offer, the Merger or the other transactions contemplated by the Merger Agreement or relating to the enforcement of this provision of the Merger Agreement) and (ii) assume all obligations of Papa Murphy’s and its subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the organizational documents of Papa Murphy’s and such subsidiaries as in effect on the date of the Merger Agreement or in any agreement in existence as of the date of the Merger Agreement providing for indemnification between Papa Murphy’s or any of its subsidiaries and any Indemnitee.

The Merger Agreement provides that MTY, from and after the Effective Time, is required to cause, unless otherwise required by applicable law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of the Merger Agreement in the organizational documents of Papa Murphy’s and its subsidiaries, which provisions may not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees for a period of six years after the Effective Time.

In the Merger Agreement, MTY and the Surviving Corporation have agreed, jointly and severally, to maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability and fiduciary liability insurance maintained by Papa Murphy’s on terms and scope with respect to coverage, and in amount, no less favorable to its covered individuals than those of such policies in effect on the date of the Merger Agreement, or policies, issued by a reputable insurer at least equivalent to the insurer(s) of Papa Murphy’s current directors’ and officers’ liability insurance and fiduciary liability insurance, of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the transactions contemplated thereby) so long as MTY and the Surviving Corporation are not required to pay an annual premium in excess of 300% of the last annual premium paid by Papa Murphy’s for such insurance before the date of the Merger Agreement (the “Maximum Premium”). If MTY or the Surviving Corporation are unable to obtain such insurance for an amount less than or equal to the Maximum Premium, then MTY and the Surviving Corporation have agreed, jointly and severally, to instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements described above, before the Effective Time and in consultation with MTY, Papa Murphy’s is entitled to, and at the request of MTY is required to, purchase “tail” directors’ and officers’ liability and fiduciary liability insurance policies covering the matters described above and on like terms, scope and amount (and covering, without limitation, the transactions contemplated by the Merger Agreement) and, if Papa Murphy’s purchases such policies before the Effective Time, then MTY and the Surviving Corporation’s obligations as described above will be satisfied so long as MTY and the Surviving Corporation cause such policies to be maintained in effect for a period of six years following the Effective Time.

Papa Murphy’s Credit Facility

The Merger Agreement provides that, prior to the Effective Time, upon MTY’s request, Papa Murphy’s is to use its reasonable efforts to, and cause its subsidiaries to use reasonable efforts to, prior to or at, and conditioned upon, the consummation of the Merger, deliver all notices and take all other actions required to facilitate the termination of commitments under the senior secured credit facility of a subsidiary of Papa Murphy’s, the repayment in full of all obligations then outstanding thereunder and the release of all liens in connection therewith as of the Effective Time, and deliver to MTY prior to or at the Effective Time a customary payoff letter in respect of the repayment of such obligations.

Purchaser and MTY have acknowledged and agreed that the delivery of such a payoff letter is not a condition to the consummation of the Merger, and the Offer and the Merger are not conditioned upon MTY receiving such a payoff letter. Additionally, the Merger Agreement provides that (i) the cooperation of Papa Murphy’s and its subsidiaries required by this provision is not to unreasonably interfere with the ongoing operations of Papa Murphy’s and its subsidiaries, (ii) in no event will Papa Murphy’s or any of its subsidiaries be required to bear any cost or expense other than de minimis costs or expenses, pay any commitment or other fee, enter into any definitive agreement, incur any other liability, make any other payment or agree to provide any indemnity in connection with any of the foregoing prior to the Effective Time, and (iii) no action will be required that would conflict with or violate the organizational documents of Papa Murphy’s or any of its subsidiaries or any applicable law, rule or regulation or that would result in, prior to the Effective Time, the contravention of, or that would reasonably be expected to result in, prior to the Effective Time, a violation or breach of, or default under, any contract to which Papa Murphy’s or its subsidiaries is a party.

Efforts to Close the Transaction

In the Merger Agreement, each of Papa Murphy’s, Purchaser and MTY has agreed to, and has agreed to cause its affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable in accordance with applicable law to ensure the Offer Conditions and the conditions to complete the

Merger are satisfied and to consummate the transactions contemplated by the Merger Agreement as promptly as practicable, including using reasonable best efforts to:

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obtain any consents, approvals, registrations, waivers, permits, orders or other authorizations from, and make any filings and notifications with, any court, governmental authority, self-regulatory organization or other third party necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement;

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make any submissions necessary, proper or advisable in connection with the transactions contemplated by the Merger Agreement under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, the HSR Act, the DGCL, the Nasdaq rules and regulations and any other applicable laws, rules or regulations; and

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take or cause to be taken all other actions reasonably necessary, proper or advisable consistent with the terms of the Merger Agreement to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under such laws, rules and regulations as soon as practicable.

Other Covenants

The Merger Agreement contains other customary covenants, including, among others, covenants relating to public announcements, access and confidentiality.

Termination of the Merger Agreement

Termination Rights. The Merger Agreement may be terminated at any time before the Acceptance Time:

•	by mutual written consent of MTY and Papa Murphy’s;

•

by MTY or Papa Murphy’s, if the Acceptance Time has not occurred by the Outside Date, except that a party will not be permitted to terminate the Merger Agreement in this circumstance if the failure of such party to perform any of its covenants or agreements under the Merger Agreement has been a principal cause of the failure of the Acceptance Time to occur by the Outside Date;

•

by MTY or Papa Murphy’s, if any law, rule or regulation or any judgment or other order issued by any court, governmental authority or self-regulatory organization enjoining or otherwise prohibiting consummation of the Offer or the Merger is in effect and has become final and nonappealable, except that a party will not be permitted to terminate the Merger Agreement in this circumstance if it has not used the efforts required under the Merger Agreement to resolve, vacate or lift such judgment, order, law, rule or regulation;

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by MTY or Papa Murphy’s, if the Offer (as it may have been extended pursuant to and in accordance with the Merger Agreement) has expired at a time when the Minimum Condition has not been satisfied and without the acceptance for payment of Shares pursuant to the Offer, except that a party will not be permitted to terminate the Merger Agreement in this circumstance if the failure of such party to perform any of its covenants or agreements under the Merger Agreement has been a principal cause of the failure of the Acceptance Time to occur by the Outside Date;

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by MTY before the Acceptance Time, if Papa Murphy’s breaches any of its representations or warranties or fails to perform any of its covenants or agreements contained in the Merger Agreement, and which breach or failure would give rise to the failure of certain Offer Conditions and which by its nature cannot be cured or has not been cured by Papa Murphy’s by the earlier of the Outside Date and the date that is 20 business days after Papa Murphy’s receipt of written notice of such breach or failure from MTY (but only so long as neither Purchaser nor MTY are then in material breach of their respective representations or warranties or then materially failing to perform their respective covenants or agreements contained in the Merger Agreement);

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by MTY before the Acceptance Time, following an Adverse Recommendation Change, or if Papa Murphy’s breached any of its obligations under Section 5.4 (No Solicitation) of the Merger Agreement in any material respect;

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by Papa Murphy’s before the Acceptance Time, in order to enter into an Acquisition Agreement pursuant to and in accordance with the terms of the Merger Agreement, if prior to or concurrently with such termination Papa Murphy’s pays the Termination Fee (as defined below); and

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by Papa Murphy’s before the Acceptance Time, if Purchaser or MTY breaches any of their respective representations or warranties or fails to perform any of their respective covenants or agreements contained in the Merger Agreement, and which breach or failure would, individually or when aggregated with any other such breaches or failures, reasonably be expected to materially delay, interfere with, hinder or impair the consummation by Purchaser or MTY of any of the transactions contemplated by the Merger Agreement on a timely basis or the compliance by Purchaser or MTY with their respective obligations under the Merger Agreement and which by its nature cannot be cured or has not been cured by Purchaser or MTY, as applicable, by the earlier of the Outside Date and the date that is 20 business days after MTY’s receipt of written notice of such breach or failure from Papa Murphy’s (but only so long as Papa Murphy’s is not then in material breach of its representations or warranties or then materially failing to perform its covenants or agreements contained in the Merger Agreement).

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and of no effect, without any liability or obligation on the part of Purchaser, MTY, Papa Murphy’s or their respective directors, officers and affiliates, except for certain designated provisions of the Merger Agreement that survive such termination. No such termination will relieve any party from liability resulting from a willful and material breach of the Merger Agreement or for fraud based upon such party’s specific representations and warranties made under the Merger Agreement.

Termination Fee. Papa Murphy’s is required to pay, or cause to be paid, to MTY a termination fee of $5,700,694.63 (the “Termination Fee”) if:

•

Papa Murphy’s terminates the Merger Agreement in order to enter into an Acquisition Agreement, in which case payment of the Termination Fee must be made concurrently with termination of the Merger Agreement;

•

MTY terminates the Merger Agreement following an Adverse Recommendation Change, in which case payment of the Termination Fee must be made within five business days following termination of the Merger Agreement; or

•

if (i) a Takeover Proposal (provided that references to “20%” in the definition of Takeover Proposal are deemed to be references to “50%” for purposes of this clause (i)) has been publicly made or publicly proposed to Papa Murphy’s or otherwise publicly announced or made to the Papa Murphy’s Board in writing, in each case prior to the Acceptance Time and not subsequently withdrawn, (ii) thereafter the Merger Agreement is terminated (a) by Papa Murphy’s or MTY if the Acceptance Time has not occurred by the Outside Date or the Offer has expired at a time when the Minimum Condition has not been satisfied and there has not been a failure of certain specified Offer Conditions or (b) by MTY if Papa Murphy’s breaches any of its representations or warranties or fails to perform any of its covenants or agreements contained in the Merger Agreement and (iii) within 12 months following the date of such termination, Papa Murphy’s enters into a definitive agreement with respect to any transaction specified in the definition of Takeover Proposal (provided that references to “20%” in the definition of Takeover Proposal are deemed to be references to “50%” for purposes of this clause (iii)) or any such transaction is consummated, in each case whether or not involving the same Takeover Proposal or the person making the Takeover Proposal referred to in clause (i), in which case payment of the Termination

Fee must be made within five business days following the earlier of the date on which Papa Murphy’s (x) enters into such definitive agreement or (y) consummates such transaction.

Specific Performance

The parties have agreed that irreparable damage would occur if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such non-performance or breach. Accordingly, the parties have agreed that, subject to certain requirements and limitations as set forth in the Merger Agreement, the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, and in addition to any other remedy at law or in equity.

Fees and Expenses

Except as explicitly provided otherwise in the Merger Agreement, all fees and expenses incurred by any party or on its behalf in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement are consummated.

Amendment

Subject to compliance with applicable law, the Merger Agreement may be amended or supplemented by written agreement of Purchaser, MTY and Papa Murphy’s at any time prior to the Effective Time, except that following the Acceptance Time, the Merger Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price.

Governing Law

The Merger Agreement is governed by Delaware law.

Other Agreements

Confidentiality Agreement

On October 30, 2018, Papa Murphy’s and MTY entered into a confidentiality/nondisclosure agreement (the “Confidentiality Agreement”) in connection with a possible negotiated transaction involving Papa Murphy’s. Under the terms of the Confidentiality Agreement, Papa Murphy’s and MTY agreed that, subject to certain exceptions, each of Papa Murphy’s and MTY would keep confidential all information furnished to one another pursuant to the Confidentiality Agreement for a period of two years, subject to certain exceptions, and to use this information solely to evaluate a possible negotiated transaction between the parties.

Under the Confidentiality Agreement, MTY, on behalf of itself and its affiliates and representatives, also agreed to certain “standstill” provisions for the benefit of Papa Murphy’s that expire two years from the date of the Confidentiality Agreement, including restrictions that prohibit such parties from, directly or indirectly, effecting, seeking, offering or proposing to effect or participating in, among other things, (i) any acquisition of any securities or assets of Papa Murphy’s or any of its subsidiaries, (ii) any tender or exchange offer, merger or other business combination involving Papa Murphy’s or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Papa Murphy’s or any of its subsidiaries or (iv) any solicitation of proxies or consents to vote any voting securities of Papa Murphy’s or any of its subsidiaries, in each case unless MTY has been specifically invited in writing by Papa Murphy’s to take any such actions.

This summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference.

Exclusivity Agreement

On March 22, 2019, Papa Murphy’s and MTY entered into an exclusivity letter (the “Exclusivity Agreement”), which among other things, granted MTY the exclusive right to negotiate a corporate transaction with the Company and restricted the Company’s ability to solicit specified takeover proposals for a period of 30 days following execution of the Exclusivity Agreement until April 21, 2019. The Exclusivity Agreement additionally required the Company to provide notice to MTY and the description of the material terms of any such takeover proposal under certain circumstances.

The foregoing summary and description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibit (d)(5) to the Schedule TO, which is incorporated herein by reference.

Support Agreement

On April 10, 2019, we entered into a Support Agreement (the “Support Agreement”) with certain Papa Murphy’s stockholders (the “Supporting Stockholders”), pursuant to which the Supporting Stockholders have agreed, among other things, to tender all of their Shares in the Offer and take certain other actions in furtherance of the Merger. The Shares subject to the Support Agreement represent approximately 52% of the outstanding Shares as of April 10, 2019.

This summary and description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, the form of which is filed as Exhibit (d)(3) to the Schedule TO, which is incorporated herein by reference.

Guarantee

Concurrently with the execution of the Merger Agreement, Parent executed a guarantee (the “Guarantee”) in favor of Papa Murphy’s, pursuant to which, among other things, Parent has guaranteed all obligations of Purchaser and MTY under the Merger Agreement, subject to maximum aggregate liability under the Guarantee in an amount equal to the sum of the aggregate Merger Consideration, aggregate amounts payable with respect to Company Equity Awards (as defined in the Merger Agreement), the Payoff Amount (as defined in the Merger Agreement), and all costs and expenses (including reasonable attorney’s fees and expenses) incurred by Papa Murphy’s in connection with the enforcement of its specific performance rights under the Merger Agreement.

This summary and description of the Guarantee does not purport to be complete and is qualified in its entirety by reference to the Guarantee, the form of which is filed as Exhibit (d)(4) to the Schedule TO, which is incorporated herein by reference.

12.	Purpose of the Offer; Plans for Papa Murphy’s.

Purpose of the Offer

We are making the Offer because we want to acquire the entire equity interest in Papa Murphy’s. The Offer, as the first step in the acquisition of Papa Murphy’s, is intended to facilitate the acquisition of all outstanding Shares.

Purchaser intends to consummate the Merger as soon as practicable following the consummation of the Offer. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the

Offer. Following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Papa Murphy’s. Following the Effective Time, the separate corporate existence of Purchaser will cease and Papa Murphy’s will continue as the Surviving Corporation and a wholly owned subsidiary of MTY.

All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If you sell your Shares in the Offer, you will cease to have any equity interest in Papa Murphy’s or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Papa Murphy’s. Similarly, after selling your Shares in the Offer or upon consummation of the Merger, you will not bear the risk of any decrease in the value of Papa Murphy’s.

Stockholder Approval

If the Offer is consummated and as a result Purchaser and its affiliates own Shares that represent a majority of the outstanding Shares, Papa Murphy’s does not anticipate seeking the approval of Papa Murphy’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for a public corporation, the acquirer holds at least the percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement for a merger involving the target corporation, and the other stockholders receive the same amount and kind of consideration for their stock in the merger as was payable in the tender offer, the acquirer may effect a merger involving the target corporation without a vote of the stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable following the consummation of the Offer and the satisfaction or waiver of the other conditions to the Merger set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied upon completion of the Merger), and in any event no later than the first business day following such satisfaction or waiver of such conditions, without a vote of the stockholders of Papa Murphy’s in accordance with Section 251(h) of the DGCL.

Plans for Papa Murphy’s

If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Papa Murphy’s and the Papa Murphy’s Board shortly thereafter.

Pursuant to the Merger Agreement, from and after the Effective Time, the directors of Purchaser immediately before the Effective Time will be the directors of the Surviving Corporation, and the officers of Papa Murphy’s on the date of the Merger Agreement will be (unless any such officer dies, resigns or is removed prior to the Effective Time) the officers of the Surviving Corporation. At the Effective Time, the certificate of incorporation of Papa Murphy’s will be amended and restated to read identically to the certificate of incorporation of Purchaser as in effect as of the date of the Merger Agreement (except that the name of the Surviving Corporation shall be “Papa Murphy’s Holdings, Inc.”), and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation. The bylaws of Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation (except as to the name of the Surviving Corporation).

As soon as reasonably practicable following the consummation of the Merger, MTY intends to cause Papa Murphy’s to delist the Shares from Nasdaq and to terminate the registration of the Shares under the Exchange Act.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer; Plans for Papa Murphy’s,” Section 13—“Certain Effects of the Offer” and Section 14—“Dividends and Distributions,” and except for the transactions contemplated by the Merger Agreement, Purchaser and MTY have no present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Papa Murphy’s or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Papa Murphy’s or any of its subsidiaries, (iii) any material change in Papa Murphy’s present dividend rate or policy, or indebtedness or capitalization, (iv) any change to the Papa Murphy’s Board or the management of Papa Murphy’s, (v) any other material change in Papa Murphy’s corporate structure or business, (vi) any class of equity securities of Papa Murphy’s being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association or (vii) any class of equity securities of Papa Murphy’s becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

To the best knowledge of Purchaser and MTY, except for certain pre-existing agreements described in the Schedule 14D-9, no material employment, equity contribution, or other agreement, arrangement, understanding or relationship between any executive officer or director of Papa Murphy’s, on the one hand, and Purchaser, MTY, Parent or Papa Murphy’s, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Papa Murphy’s entering into any such agreement, arrangement or understanding.

13.	Certain Effects of the Offer.

Market for the Shares

If the Offer is consummated, Purchaser will complete the Merger as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, there will be no market for the Shares following consummation of the Offer.

Nasdaq Listing

If the Offer is consummated, Purchaser will complete the Merger as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder of Papa Murphy’s will be MTY. As soon as reasonably practicable following the consummation of the Merger, MTY intends to cause Papa Murphy’s to delist the Shares from Nasdaq.

Exchange Act Registration

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Papa Murphy’s to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Papa Murphy’s to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Papa Murphy’s, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings, the requirement to furnish annual, quarterly and current reports to stockholders pursuant to Section 13 of the Exchange Act and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. In addition, the ability of “affiliates” of Papa Murphy’s and persons holding “restricted securities” of Papa Murphy’s to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated.

MTY intends to cause Papa Murphy’s to terminate the registration of the Shares under the Exchange Act as soon as reasonably practicable following the consummation of the Merger.

Margin Regulations

The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement provides that, from and after the date of the Merger Agreement and until the earlier of the Effective Time and the termination of the Merger Agreement, except with the prior written consent of MTY, as expressly contemplated or permitted pursuant to the Merger Agreement, as set forth in the Disclosure Letter (as defined below) or as required by applicable law, Papa Murphy’s will not make, declare or pay any dividend or distribution on any shares of its capital stock, including the Shares (other than dividends and distributions by wholly owned subsidiaries of Papa Murphy’s). Papa Murphy’s is a holding company that does not conduct any business operations of its own. As a result, its ability to pay cash dividends on the Shares is dependent upon cash dividends and distributions and other transfers from its subsidiaries. The ability of its subsidiaries to pay dividends is restricted by the terms of its senior secured credit facility.

15.	Conditions of the Offer.

The Offer is not subject to any financing condition. Notwithstanding any other provision of the Merger Agreement or the Offer and subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), Purchaser is not required to, and MTY is not required to cause Purchaser to, accept for payment or pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer and may terminate or amend the Offer in accordance with the terms of the Merger Agreement, if any of the following conditions exist or have occurred and are continuing at the scheduled Expiration Time of the Offer:

•	the Minimum Condition has not been satisfied;

•

any law, rule or regulation or any judgment or other order issued by any court, governmental authority or self-regulatory organization enjoining or otherwise prohibiting consummation of the Offer or the Merger is in effect, or any legal action, arbitration or other civil or criminal proceeding instituted and pending by any governmental authority against MTY, Papa Murphy’s or their respective affiliates seeking to make illegal, delay materially or enjoin or otherwise prohibit consummation of the Merger;

•	the HSR Condition has not been satisfied;

•

the representations and warranties of Papa Murphy’s contained in the Merger Agreement (subject to de minimis, materiality, and Material Adverse Effect qualifiers) are not true and correct when made and as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date) (the “Representations Condition”);

•

Papa Murphy’s has not complied with or performed in all material respects the obligations required to be complied with or performed by it prior to the Expiration Time under the Merger Agreement and such failure to comply or perform has not been cured by the Expiration Time (the “Obligations Condition”);

•

since the date of the Merger Agreement, there has been any effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (the “Material Adverse Effect Condition”);

•	the Merger Agreement has been terminated in accordance with its terms; or

•

MTY has not received a certificate signed on behalf of Papa Murphy’s by an executive officer of Papa Murphy’s, certifying that none of the Representations Condition, the Obligations Condition or the Material Adverse Effect Condition is continuing as of the Expiration Time.

For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded.

The conditions described above are in addition to, and not a limitation of, the rights and obligations of Purchaser and MTY to extend, terminate or modify the Offer in accordance with the terms of the Merger Agreement.

The conditions described above are for the sole benefit of Purchaser and MTY and, subject to the terms and conditions of the Merger Agreement and applicable laws, rules and regulations, may be waived by Purchaser and MTY in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of Papa Murphy’s. The failure by Purchaser, MTY or any other affiliate of MTY at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer.

Except as described in this Section 16, based on its examination of publicly available information filed by Papa Murphy’s with the SEC and other publicly available information concerning Papa Murphy’s, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Papa Murphy’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or MTY as contemplated herein. If any such approval or other action is required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Papa Murphy’s business, or certain parts of Papa Murphy’s business might not need to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Conditions of the Offer.”

State Takeover Laws

Papa Murphy’s is incorporated under the laws of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” or the transaction pursuant to which such person becomes an “interested stockholder” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Papa Murphy’s certificate of incorporation as presently in effect provides that it is not governed by Section 203 of the DGCL but imposes anti-takeover provisions that are similar to those set forth in Section 203 of the DGCL. The Papa Murphy’s Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of these anti-takeover provisions set forth in Papa Murphy’s certificate of incorporation.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma Control Shares Act was unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Papa Murphy’s, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and we have not attempted to comply with any such laws. If any person seeks to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15—“Conditions of the Offer.”

Antitrust Compliance

Parent, as the ultimate parent entity of Purchaser, and Papa Murphy’s filed Premerger Notification and Report Forms with the FTC and the DOJ Antitrust Division relating to Parent’s proposed acquisition of Papa Murphy’s on April 12, 2019.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated only after the expiration of a fifteen-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the DOJ Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial fifteen-day waiting period, either the DOJ Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th calendar day after the date of substantial compliance by Parent. Complying with a request for additional information or documentary material may take a significant amount of time. On Friday, April 19, 2019, the FTC granted early termination of the waiting period. The HSR Condition has been satisfied.

At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, the DOJ Antitrust Division or the FTC could take such action under the U.S. federal antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Papa

Murphy’s or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result thereof will be.

Dissenters’ Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If, however, the Merger takes place pursuant to Section 251(h) of the DGCL, stockholders whose Shares are not accepted for purchase pursuant to the Offer and who properly demand appraisal of their Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger, you comply with the applicable legal requirements under the DGCL and you neither waive, withdraw nor otherwise lose your rights to appraisal under the DGCL, you will be entitled to payment in cash in an amount equal to the “fair value” of your Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value. This value may be the same, more or less than the price Purchaser is offering to pay you in the Offer and the Merger, and the Surviving Corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, when a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or preserve his, her or its right to do so should carefully review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex B to the Schedule 14D-9, because failure to timely and properly comply with the procedures of Section 262 of the DGCL may result in the loss of appraisal rights under the DGCL.

Because of the complexity of the procedures for exercising appraisal rights, any stockholder wishing to exercise appraisal rights or to preserve the right to do so is urged to consult legal counsel.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

within the later of the consummation of the Offer (which will occur on the date on which Purchaser irrevocably accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer) and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is April 25, 2019), demand in writing the appraisal of such stockholder’s Shares, which demand must be sent to Papa Murphy’s at the address indicated in the Schedule 14D-9 and reasonably inform Papa Murphy’s of the identity of the stockholder and that the stockholder is demanding the appraisal of such stockholder’s Shares;

•	not tender (or, if tendered, not fail to withdraw prior to the Expiration Time) such Shares in the Offer; and

•	continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of the stockholders of Papa Murphy’s to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. Failure to timely and properly comply with the procedures of Section 262 of the DGCL may result in the loss of appraisal rights. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender (and do not properly withdraw prior to the Expiration Time) your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares; instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

17.	Fees and Expenses.

We have retained the Depositary, the Paying Agent and the Information Agent in connection with the Offer. Each of the Depositary, the Paying Agent and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including liabilities under the United States federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication, and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer material to their customers.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other applicable laws of such jurisdiction. Purchaser may, however, in its discretion, take such action as it may deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Purchaser and MTY have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. If the Offer is completed, Purchaser will file a final amendment to the Schedule TO reporting promptly the results of the Offer pursuant to Rule 14d-3 under the Exchange Act. A copy of the Schedule TO and any amendments thereto (including exhibits), and any other filings we make with the SEC with respect to the Offer or the Merger, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning Purchaser, MTY and Parent.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or MTY not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, that information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Purchaser, MTY, Papa Murphy’s or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

SCHEDULE I

INFORMATION RELATING TO PURCHASER, MTY AND PARENT

Purchaser

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Purchaser. Unless otherwise indicated, the current business address of each person is c/o MTY Food Group Inc., 8210, route Transcanadienne, St. Laurent, QC, H4S 1M5, Canada.

Name	Citizenship	Present Position(s) with Purchaser	Present Principal Occupation and Employment History
			Position(s), Name of Organization and Tenure	Address of Organization	Principal Business of Organization
Eric Lefebvre	Canada	President and Director	Chief Executive Officer of Parent (November 2018—Present); Director of Parent (May 2018—Present); Chief Financial Officer of Parent (June 2012—October 2018)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Director of MTY (October 2018—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			President of the Purchaser (April 2019—Present); Director of Purchaser (April 2019—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Renée St-Onge	Canada	Treasurer and Director	Chief Financial Officer of Parent (November 2018—Present); Controller of Parent (May 2012—November 2018)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Treasurer of Purchaser (April 2019—Present); Director of Purchaser (April 2019—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Jeff Smit	United States	Secretary and Director	Director of MTY (October 2018—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Secretary of Purchaser (April 2019—Present); Director of Purchaser (April 2019—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Kim Lane	United States	Assistant Secretary	Director of MTY (October 2018—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Assistant Secretary of Purchaser (April 2019—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

MTY

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of MTY. Unless otherwise indicated, the current business address of each person is c/o MTY Food Group Inc., 8210, route Transcanadienne, St. Laurent, QC, H4S 1M5, Canada.

Name	Citizenship	Present Position(s) with MTY	Present Principal Occupation and Employment History
			Position(s), Name of Organization and Tenure	Address of Organization	Principal Business of Organization
Eric Lefebvre	Canada	President, Chief Executive Officer and Director	Chief Executive Officer of Parent (November 2018—Present); Director of Parent (May 2018—Present); Chief Financial Officer of Parent (June 2012—October 2018)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Director of MTY (October 2018—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			President of Purchaser (April 2019—Present); Director of Purchaser (April 2019—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Renée St-Onge	Canada	Chief Financial Officer	Chief Financial Officer of Parent (November 2018—Present); Controller of Parent (May 2012—November 2018)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Treasurer of Purchaser (April 2019—Present); Director of Purchaser (April 2019—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Jeff Smit	United States	Director	Director of MTY (October 2018—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Secretary of Purchaser (April 2019—Present); Director of Purchaser (April 2019—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Kim Lane	United States	Director	Director of MTY (October 2018—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Assistant Secretary of Purchaser (April 2019—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Parent

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of

Parent. Unless otherwise indicated, the current business address of each person is c/o MTY Food Group Inc., 8210, route Transcanadienne, St. Laurent, QC, H4S 1M5, Canada.

Name	Citizenship	Present Position(s) with Parent	Present Principal Occupation and Employment History
			Position(s), Name of Organization and Tenure	Address of Organization	Principal Business of Organization
Stanley Ma	Canada	Chairman, Director, Large Shareholder	Director of Parent (December 1993—June 1996 and May 1997—Present); Chairman of Parent (May 1997—Present); Chief Executive Officer of Parent (February 1995—November 2018); President of Parent (May 2004—November 2018)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			President of MTY Tiki Ming Enterprises Inc. (1980—October 2018)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Eric Lefebvre	Canada	Chief Executive Officer and Director	Chief Executive Officer of Parent (November 2018—Present); Director of Parent (May 2018—Present); Chief Financial Officer of Parent (June 2012—October 2018)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Director of MTY (October 2018—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			President of Purchaser (April 2019—Present); Director of Purchaser (April 2019—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Renée St-Onge	Canada	Chief Financial Officer	Chief Financial Officer of Parent (November 2018—Present); Controller of Parent (May 2012—November 2018)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Treasurer of Purchaser (April 2019—Present); Director of Purchaser (April 2019—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Claude St-Pierre	Canada	Secretary and Director	Secretary of Parent (September 1996—Present); Director of Parent (May 1994—August 1995 and October 1996—Present); Chief Operating Officer of Parent (June 2012—November 2018)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Murat Armutlu	Canada	Director	Director of Parent (May 2005—Present)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Dickie Orr	Canada	Director	Director of Parent (May 2011—Present)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Name	Citizenship	Present Position(s) with Parent	Present Principal Occupation and Employment History
			Position(s), Name of Organization and Tenure	Address of Organization	Principal Business of Organization

David K. Wong	Canada	Director	Director of Parent (February 2011—Present)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Gary O’Connor	Canada	Director	Director of Parent (March 2018—Present)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Director of DAVIDsTEA Inc. (June 2017—June 2018)	5430 Ferrier Mount-Royal, QC, H4P 1M2 Canada	DAVIDsTEA Inc. operates as a retailer of specialty tea in Canada and the United States. The company offers approximately 135 loose-leaf teas, pre-packaged teas, tea sachets and tea-related gifts, and accessories, and food, as well as tea beverages. The company also provides its products through its website, davidstea.com. The company was founded in 2008 and is headquartered in Mount-Royal, Quebec, Canada.

			Director of Imvescor Restaurant Group Inc. (March 2014—February 2018)	8250 Decarie Suite 310 Montreal, QC, H4P 2P5 Canada	Imvescor Restaurant Group Inc., a franchise and licensing company, operates franchised and corporate restaurants under the Pizza Delight, Toujours Mikes, Scores, Ben & Florentine, and Bâton Rouge brands in Eastern Canada. The company also licenses retail products that are sold or made available by third parties in grocery stores and retail outlets. The company was founded in 1967 and is headquartered in Montreal, Quebec, Canada.

			Trustee of the Canadian Irish Studies Foundation (September 2003—Present)	1455 de Maisonneuve Ouest, Room H-1001 Montreal, QC, H3G 1M8 Canada	The Canadian Irish Studies Foundation was created in 1995 to finance the study and teaching of Irish and Irish Canadian history and culture at Concordia University in Montreal, Quebec, Canada.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Papa Murphy’s or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

American Stock Transfer & Trust Co., LLC

By Mail or Overnight Carrier:	By Facsimile Transmission:
American Stock Transfer & Trust Co., LLC	(For Eligible Institutions Only)
Operations Center	(718) 234-5001
Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be directed to the Information Agent at its address and telephone numbers set forth below. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street – 22nd floor

New York, NY 10005

Banks and Brokers calls: (212) 269-5550

Stockholders and All Others Call Toll-Free- (800) 207-3159

Email address: frsh@dfking.com

For Confirmation: (212) 269-5552

Attention: Andrew Beck